EXHIBIT 99.3
2005 ANNUAL REPORT

CONTENTS

2	Letter to Shareholders

5	Management’s Discussion and Analysis

43	Consolidated Financial Statements

47	Notes to the Consolidated Financial Statements

62	Portfolio Information

64	Corporate Information

COMPANY PROFILE
Trizec Canada Inc. is a Canadian corporation primarily engaged in the U.S. real estate business through its 38% interest in Trizec Properties, Inc., a publicly-traded U.S. Real Estate Investment Trust. Trizec Properties manages a portfolio of high-quality office properties totaling 37 million square feet primarily concentrated in seven major U.S. markets. Trizec Canada is listed on the Toronto Stock Exchange under the symbol “TZC.SV” and Trizec Properties is listed on the New York Stock Exchange under the symbol “TRZ”. Trizec Canada is a mutual fund corporation, which provides Canadian investors the opportunity to invest indirectly in Trizec Properties. Trizec Canada owns one share of Trizec Properties common stock for each outstanding Trizec Canada share and expects to pay the same dividend per share as Trizec Properties. Each Trizec Canada share is intended to be economically equivalent to a share of Trizec Properties common stock.

TRIZEC CANADA INC.	1

LETTER TO SHAREHOLDERS
IT HAS BEEN ALMOST FOUR YEARS SINCE THE COMPLETION OF THE RESTRUCTURING OF TRIZECHAHN CORPORATION THAT RESULTED IN THE CREATION OF TRIZEC CANADA INC. AND TRIZEC PROPERTIES, INC. BOTH OF THESE COMPANIES HAD A SUCCESSFUL YEAR IN 2005.
     Trizec Canada’s mandate following the restructuring was to sell its non-U.S. assets and to continue to be engaged in the U.S. real estate business through its major interest in Trizec Properties, one of the largest publicly-traded real estate investment trusts (REITs) in the United States. Accordingly, Trizec Canada has completed the monetization of its assets, other than its shares in Trizec Properties, resulting in the Company holding significant liquid assets and no debt at the end of 2005. Other than its cash, Trizec Canada’s value is primarily represented by its holding in Trizec Properties, headquartered in Chicago and listed on the NYSE.
      During 2005, Trizec Properties had another successful year of achieving solid operating results while at the same time continuing with its asset repositioning strategy. It continued to dispose of office properties in non-core cities and exited markets that no longer met its office portfolio strategy. It remained focused on key markets with strong economies, job growth and market fundamentals. It also engaged in an aggressive expansion and acquired for $1.1 billion some 3.2 million square feet of office properties in the past 18 months, primarily located in Washington D.C. and Los Angeles. In addition, Trizec Properties agreed to acquire a further $1.63 billion office portfolio in Southern California from Arden Realty that, upon closing in 2006, will be the largest acquisition in its recent history.
      In 2005, Trizec Properties delivered a total return of 25.9 percent to its shareholders, which compares to 12.1 percent return for the Morgan Stanley’s US REIT Index and 4.9 percent return for the Standard & Poor’s 500 Index during 2005. This exceptional year completed a three year period during which Trizec Properties achieved a 185 percent return.

TRIZEC CANADA INC.	2

      Trizec Canada shares achieved equally outstanding results as they delivered a total return for 2005 of 29.4 percent, resulting in a three-year return of 160 percent, based on the Canadian dollar share price.
      Trizec Properties remains committed to continue enhancing its office portfolio while constantly improving its operating capabilities and its outstanding customer service. We are confident that Trizec Properties — with its exceptional high quality management — will continue to enhance the value of its high quality office portfolio, and that Trizec Canada will equally be well positioned to deliver that value to its shareholders in the years to come.

/s/ Peter Munk	/s/ B. Wickham

Peter Munk	Robert B. Wickham
Chairman and Chief Executive Officer	President
April 27, 2006

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TRIZEC CANADA INC.	4

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) and the notes thereto for the year ended December 31, 2005. The information in this document is provided as of March 16, 2006.
Unless otherwise specified, all dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. For periods prior to May 8, 2002, references to the “Corporation” or “Trizec Canada” refer to TrizecHahn Corporation (“TrizecHahn”), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002.
Additional information relating to the Corporation for the year ended December 31, 2005, filed with applicable Canadian securities regulators, may be accessed at www.sedar.com.
FORWARD-LOOKING STATEMENTS
Certain statements in the following MD&A contain forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are:
•	changes in national and local economic conditions, including those economic conditions in Trizec Properties, Inc.’s (“Trizec Properties”) seven core markets;

•	the extent, duration and strength of any economic recovery in the United States;

•	Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space;

•	the extent of any bankruptcies and insolvencies of tenants of Trizec Properties;

•	Trizec Properties’ ability to sell its non-core office properties in a timely manner;

•	Trizec Properties’ ability to acquire office properties selectively in its core markets;

•	Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions;

•	Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs;

•	material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates;

•	the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred;

•	Canadian tax laws that affect treatment of investment in U.S. real estate companies;

•	the competitive environment in which Trizec Properties operates;

•	the cost and availability of debt and equity financing to Trizec Properties;

•	the effect of any impairment charges associated with changes in market conditions;

TRIZEC CANADA INC.	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts;

•	future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities;

•	Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment;

•	market conditions in existence at the time Trizec Properties’ sells assets;

•	the possibility of change in law adverse to Trizec Canada;

•	joint venture and partnership risks; and

•	other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission.
Such factors also include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated March 16, 2006.
OVERVIEW
Trizec Canada is primarily engaged in the U.S. real estate business through its indirect approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or “REIT”. Trizec Properties is one of the largest owners and managers of commercial property in the United States, with owned interests in and management at December 31, 2005 of 50 U.S. office properties containing approximately 36.8 million square feet, or approximately 33.1 million square feet based upon Trizec Properties’ pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.
Discussion of the Corporation’s business that is conducted through Trizec Properties has been presented separately and is analyzed and explained under the caption “INVESTMENT IN TRIZEC PROPERTIES, INC.” This discussion reflects the results of Trizec Properties’ entire operations and is not limited to Trizec Canada’s economic interest. Other sections of the MD&A analyze and explain the portion of the business conducted by Trizec Canada directly and through its consolidated subsidiaries. Unless otherwise indicated, references to Trizec Canada or the Corporation include Trizec Canada and its consolidated subsidiaries.
In addition to its involvement in the U.S. real estate business, Trizec Canada holds and manages cash, marketable securities and other assets. Additionally, the Corporation continues to manage its liabilities, including taxes exigible in connection with its historic operating activities and transactions. The Corporation expects that shareholders holding a significant number of the Corporation’s shares may elect to redeem their shares commencing in August 2007; however, it is unlikely that notices of assessment and clearance certificates in respect of the relevant tax years will have been received by that time. Accordingly, the Corporation is exploring various alternatives to ensure that the Corporation maintains sufficient resources until such time as all of its liabilities are discharged or otherwise provided for and that all shareholders are treated fairly and equitably in connection with redemptions. Alternatives being considered include a holdback, prior to August 2007, of some of the Corporation’s net other assets until such time as all of its liabilities are satisfied. See “LIQUIDITY AND CAPITAL STRUCTURE — Redemption of shares” for further comments in this regard.
Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Shares of Trizec Properties common stock trade on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-K for the year ended December 31, 2005, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on March 14, 2006. The

TRIZEC CANADA INC.	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporation’s financial disclosure, where applicable, is consistent with that of Trizec Properties. Trizec Properties’ Form 10-K does not form part of this MD&A.
CRITICAL ACCOUNTING ESTIMATES
The discussion and analysis of Trizec Canada’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of these financial statements requires the Corporation to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada’s significant accounting policies, see Note 1 in the notes to the December 31, 2005 consolidated financial statements. The following are the critical accounting estimates used in the preparation of Trizec Canada’s consolidated financial statements.
Determination of variable interest entities (“VIEs”) and primary beneficiary
The Corporation has adopted AcG-15 on the consolidation of VIEs. VIEs include, among others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the corporation is determined to be the primary beneficiary will it consolidate the VIE. Where consolidation is not considered appropriate, the Corporation accounts for its investment in the VIE in accordance with its policy for investments as outlined in the notes to the consolidated financial statements.
Marketable securities
Marketable securities are considered portfolio investments by the Corporation and are accounted for by the cost method. Impairments are recognized only when there has been a loss in value of the marketable securities that is considered to be other than a temporary decline.
Income and other corporate taxes
Significant judgement is required in determining the Corporation’s estimated tax assets and liabilities and the ultimate assets and liabilities from income and other corporate taxes could be different from the amounts recorded.
Accounting Change
In December 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) related to CICA Handbook Section 3110 (“CICA 3110”) “Asset Retirement Obligations”. EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110 refers to a legal obligation to perform an asset

TRIZEC CANADA INC.	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. In addition, the fair value of the liability should be recognized when incurred. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. EIC-159 is effective for interim and annual reporting periods ending after March 31, 2006, but earlier adoption is encouraged.
Certain of Trizec Properties’ real estate assets contain asbestos. Although Trizec Properties has determined that the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, these assets meet the criteria for recording an asset retirement obligation. The Corporation has adopted the provisions of EIC-159 on a retroactive basis with restatement of prior periods as required by the abstract.
The adoption of this abstract resulted in a decrease in the Corporation’s investment in Trizec Properties of $1.6 million at December 31, 2004, and a decrease in opening retained earnings (deficit) and net income of $1.3 million and $0.3 million, respectively for the year ended December 31, 2004. The adoption of this abstract had no impact on operating, financing and investing activities as previously presented in the consolidated statement of cash flows for the year ended December 31, 2004.
The adoption of this abstract had the effect of decreasing net income for the year ended December 31, 2005 by $0.2 million.

TRIZEC CANADA INC.	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL POSITION
The following presents the financial position of the Corporation as at December 31, 2005 and 2004.

December 31
(US$ millions)	2005	2004

Assets		(restated)

Current assets
Cash and cash equivalents	$73.5	56.0
Restricted cash	7.9	7.9
Other assets	17.9	19.6

	99.3	83.5
Investment in Trizec Properties, Inc.	797.7	760.1
Investments and other assets	401.4	435.0
Future income taxes	112.5	103.8

	$1,410.9	1,382.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$24.1	31.3

Exchangeable debentures
Carrying amount	844.4	733.9
Deferred amount	46.5	157.0

	890.9	890.9

	915.0	922.2

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	74.5	36.2

	495.9	460.2

	$1,410.9	1,382.4

Cash and cash equivalents
Cash and cash equivalents increased by approximately $17.5 million to $73.5 million as at December 31, 2005 as compared with $56.0 million as at December 31, 2004. The increase primarily reflects the impact of maturities of certain marketable securities held by Trizec Canada at December 31, 2004, partially offset by the payment of general and administrative expenses and exchangeable debenture interest for the year ended December 31, 2005.
Trizec Canada’s cash and cash equivalents at December 31, 2005 of $73.5 million includes $57.8 million denominated in U.S. dollars and $15.7 million (C$18.2 million) denominated in Canadian dollars. The allocation between currencies has been made to coincide with future anticipated cash requirements.

TRIZEC CANADA INC.	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investment in Trizec Properties, Inc.
Trizec Canada owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding subordinate voting share and multiple voting share of Trizec Canada. In addition, Trizec Canada owns all of the outstanding shares of Trizec Properties special stock and Trizec Properties class F convertible stock.
The shares of Trizec Properties special stock enable the Corporation to cast a majority of the votes in elections of the Trizec Properties board of directors taking place prior to January 1, 2008. After January 1, 2008, the shares of Trizec Properties special stock become non-voting. The shares of Trizec Properties special stock also entitle the Corporation, until November 2007, to cash dividends equal, on an after-tax basis, to non-Canadian taxes payable by Trizec Canada in respect of any dividends paid to them by Trizec Properties. After the first date on which no taxing authority can make a further determination that Trizec Canada is liable for non-Canadian taxes in respect of dividends paid on shares of Trizec Properties special stock or common stock, the shares of Trizec Properties special stock may be redeemed at the option of the Corporation or Trizec Properties for an aggregate redemption price of $0.1 million, plus any declared but unpaid dividends.
The shares of Trizec Properties class F convertible stock are non-voting and are convertible into shares of Trizec Properties common stock so that Trizec Canada will not bear a disproportionate share of tax costs if tax pursuant to the United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) is payable in connection with certain transactions or events involving the Corporation’s interest in Trizec Properties stock. After the conversion rights expire, the class F convertible stock is redeemable at the option of the Corporation or Trizec Properties for an aggregate redemption price of $0.1 million, plus any declared but unpaid dividends.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby the Corporation’s share (approximately 38%) of the net assets of Trizec Properties is presented on the Corporation’s balance sheet under the caption “Investment in Trizec Properties, Inc.”. The Corporation’s investment is adjusted for its share of net income or losses and changes in shareholders’ equity, less dividends received on the shares of common stock, special stock and class F convertible stock of Trizec Properties. As such, the value of Trizec Canada’s investment in Trizec Properties is dependent upon the operations, capital transactions and dividend policy of Trizec Properties. Dilution gains and losses are also recognized to the extent Trizec Canada’s interest is reduced.
The per share quarterly dividend paid by Trizec Canada was the same as the per share dividend paid by Trizec Properties on its common stock.
Investments and other assets
Trizec Canada’s investments and other assets at December 31, 2005 are comprised of an investment in common shares of Barrick Gold Corporation (“Barrick”), accounted for by the cost method, in the amount of approximately $286.2 million, deferred financing charges related to the Corporation’s three series of outstanding exchangeable debentures in the amount of approximately $10.0 million, marketable securities in the amount of approximately $83.4 million and certain other vendor take back notes from the monetization of European assets in the amount of approximately $21.8 million (€18.4 million). The Corporation has an additional vendor take back note, in the amount of $4.7 million which is denominated in Euros (€4.0 million at December 31, 2005). Payment under this note is dependent upon the fair market value of certain European development properties at the earlier of the end of March 2007 or the date by which all of the development properties have been disposed of. This note is recorded net of a provision that reduces its current carrying value to $nil.

TRIZEC CANADA INC.	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

The 30,299,558 common shares of Barrick owned by the Corporation are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. The deferred financing charges are being amortized to income in the amount of approximately $0.6 million per year over the term of the related exchangeable debentures. See “LIQUIDITY AND CAPITAL STRUCTURE — Exchangeable Debentures” below for additional information with respect to the exchangeable debentures.
Trizec Canada’s portfolio of marketable securities at December 31, 2005 of $83.4 million includes $50.6 million of marketable securities denominated in U.S. dollars and $32.8 million (C$38.2 million) denominated in Canadian dollars. Maturities for the portfolio of marketable securities have been arranged to coincide with future anticipated cash requirements in applicable currencies.
Future income taxes
Trizec Canada follows the liability method of accounting for future income taxes whereby income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the amounts reported for assets and liabilities in the financial statements and their respective tax bases, using substantively enacted tax rates.
As at December 31, 2005 the Corporation has recognized a net future income tax asset in the amount of $112.5 million that is comprised of an asset of $242.6 million and a liability of $130.1 million. The asset relates to provisions for losses that are available to be applied against future years taxable income. The liability includes the estimated tax consequences of differences between amounts reported for assets and liabilities in the financial statements and their respective tax bases.
Exchangeable debentures
The carrying amount of the Corporation’s three series of outstanding exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick common shares.
As it is currently contemplated that Barrick common shares will be delivered in satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick common shares.
The pre-tax accounting gain to be realized on full settlement at maturity of the exchangeable debentures is fixed at $604.7 million. Trizec Canada believes that, in the event of an early redemption, the future cash costs to redeem the exchangeable debentures will be primarily limited to an early redemption premium of approximately $5.5 million required under the terms of two series of the exchangeable debentures plus accrued and unpaid interest. In addition, the Corporation does not expect to incur a cash tax liability in respect of the settlement due to the existence of available losses and the Corporation’s status as a mutual fund corporation. As a mutual fund corporation, the taxable portion of a capital gain in excess of losses applied would be subject to tax at the corporate rate applicable to Trizec Canada’s income. However, Trizec Canada should be entitled to a full or partial refund in respect of taxes as Trizec Canada’s subordinate voting shares or multiple voting shares are redeemed or it pays a capital gains dividend to its shareholders.

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RESULTS OF OPERATIONS
The following statements of income compare the operating results for Trizec Canada on a year-over-year basis:

			Increase
For the years ended December 31			(decrease) in
(US$ millions, except per share amounts)	2005	2004	Net Income

		(restated)
Share of earnings of Trizec Properties	$22.3	20.4	1.9

Expenses and other income
General and administrative expense	(11.4)	(7.6)	(3.8)
Exchangeable debentures interest expense, net	(12.4)	(12.4)	—
Interest and other income	6.1	8.4	(2.3)
Dilution gains	6.7	—	6.7
Foreign exchange gains, net	4.2	20.3	(16.1)
Gain on sale of properties	—	4.6	(4.6)
Interest expense	—	(0.5)	0.5

Income before taxes and discontinued operations	15.5	33.2	(17.7)
Income and other corporate taxes	9.8	29.6	(19.8)

Income from continuing operations	25.3	62.8	(37.5)
Share of income from discontinued operations of Trizec Properties	61.0	28.0	33.0

Net income	$86.3	90.8	(4.5)

Per share
Basic and diluted

Income from continuing operations	$0.42	1.05	(0.63)

Discontinued operations	$1.02	0.47	0.55

Net income	$1.44	1.52	(0.08)

Share of earnings of Trizec Properties
The increase in Trizec Canada’s total share of earnings (continuing and discontinued) of Trizec Properties of approximately $34.9 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 reflects the increase in net income (prepared in accordance with Canadian GAAP) of Trizec Properties. Trizec Properties’ results for the year ended December 31, 2004 reflect the impact of a second quarter provision in 2004 for loss on real estate and loss on early debt retirement, which was not repeated in 2005. Trizec Canada’s share of earnings of Trizec Properties for the year ended December 31, 2005 includes a $2.3 million charge in the fourth quarter to reflect the write-off by Trizec Properties of assets related to a real estate property. The adjustment made by Trizec Properties amounted to approximately $5.8 million and was charged to Trizec Properties’ retained earnings as at December 31, 2002.
In addition, during the year ended December 31, 2005, the Corporation recorded dilution gains in the amount of $6.7 million from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.

TRIZEC CANADA INC.	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

General and administrative expense
General and administrative expense for the year ended December 31, 2005 of $11.4 million includes non-recurring professional fees in the amount of approximately $3.0 million related to a proposed capital transaction, which was expected to be beneficial to the Corporation’s shareholders. The proposed transaction was evaluated by the Corporation and ultimately terminated during the third quarter of 2005.
Exchangeable debentures interest expense, net
Exchangeable debentures interest expense, net of dividends received on the common shares of Barrick owned by the Corporation, remained constant at approximately $12.4 million for the year ended December 31, 2005 compared with the year ended December 31, 2004. Interest on the two series of exchangeable debentures aggregating approximately $409 million is calculated by reference to the dividend rate on the underlying Barrick common shares plus 1.35% and therefore the interest expense in excess of dividends received is effectively fixed at 1.35% per annum. Interest on the remaining series of exchangeable debentures is 3% per annum and therefore the interest expense in excess of dividends received is effectively variable based on changes to the amount of dividends paid on the underlying Barrick common shares.
Interest and other income
Total interest and other income decreased by approximately $2.3 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. This decrease was primarily due to income earned during 2004 related to the Corporation’s direct investment in the Hollywood & Highland Hotel and the impact of the proceeds on settlement of an investment held by a subsidiary, which was also recognized in 2004.
Foreign exchange gains, net
During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.
During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital from Germany. As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $8.1 million.
The decrease of approximately $16.1 million in foreign exchange gains for the year ended December 31, 2005 as compared with the year ended December 31, 2004 reflects the impact of an $8.3 million decrease in the fourth quarter of 2005 as compared with the fourth quarter of 2004. This decrease was primarily as a result of significant appreciation in the Canadian dollar and the Euro relative to the U.S. dollar in the fourth quarter of 2004, which was not repeated in the fourth quarter of 2005.
Interest expense
With the exception of the three series of outstanding exchangeable debentures, Trizec Canada had no interest bearing debt outstanding during 2005 and 2004. Total interest expense of $0.5 million for the year ended December 31, 2004 related to the amortization of deferred financing costs on the Corporation’s revolving credit facility.

TRIZEC CANADA INC.	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income and other corporate taxes
The year ended December 31, 2005 compared to the year ended December 31, 2004 reflects the impact of the completion of an internal restructuring in 2004, whereby the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income during the second quarter of 2004. During the fourth quarter of 2005, as a result of changes in foreign tax law, the Corporation determined that its estimate of a foreign withholding tax liability in the amount of $7.8 million should be reduced to $nil.
LIQUIDITY AND CAPITAL STRUCTURE
Liquidity Overview
Trizec Canada satisfies its working capital requirements and other expenses from its assets net of its investments in Trizec Properties and Barrick (“net other assets”). At December 31, 2005, following the disposition or monetization of substantially all assets other than the Corporation’s interests in Trizec Properties and Barrick, Trizec Canada’s pro forma net other assets was $161.0 million.
Until November 2007, Trizec Canada expects to be able to fund its overhead expenses, the net interest expense in respect of the exchangeable debentures (and the redemption premium payable if the exchangeable debentures are redeemed — equal to approximately $5.5 million) and to be able to pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. Subsequent to November 2007, Trizec Canada’s ability to satisfy its working capital requirements and fund future dividend distributions will be dependent upon its residual investment in Trizec Properties, any future dividends it receives on shares of Trizec Properties common stock and its available net other assets. In addition, at that time, Trizec Canada will not be entitled to dividends on the shares of Trizec Properties special voting stock, dividends which currently reflect non-Canadian taxes, principally cross-border withholding taxes, in respect of dividends paid to Trizec Canada by Trizec Properties. Accordingly, thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.

TRIZEC CANADA INC.	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following presents the pro forma net other assets position of Trizec Canada at December 31, 2005:

		Adjustments for
		Barrick Shares
		and TrizecHahn
		Exchangeable	Investment in	Pro Forma Trizec
	Total	Debentures	Trizec Properties	Canada

Assets
Cash and cash equivalents	$73.5	—	—	73.5
Restricted cash	7.9	—	—	7.9
Other assets	17.9	—	(12.0)	5.9
Investment in Trizec Properties, Inc.	797.7	—	(797.7)	—
Marketable securities	83.6	—	—	83.6
Investment in Barrick	286.2	(286.2)	—	—
Investments and other assets	31.6	(10.0)	—	21.6
Future income taxes	112.5	—	—	112.5

	$1,410.9	(296.2)	(809.7)	305.0

Liabilities
Exchangeable debentures	$890.9	(890.9)	—	—
Accounts payable and accrued liabilities	24.1	(6.6)	—	17.5

	$915.0	(897.5)	—	17.5

				287.5

Adjustment to future income taxes to estimated liability				(126.5)

Pro forma net other assets				$161.0

Trizec Canada’s balance sheet at December 31, 2005 includes a net asset of $112.5 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and temporary differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of losses and temporary differences in the above pro forma analysis, for the purpose of the valuation of the net other assets, because of Trizec Canada’s Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $14.0 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of losses and temporary differences.
Mutual fund corporation
Trizec Canada conducts its affairs in order to qualify as a mutual fund corporation under the Income Tax Act (Canada) (the “Tax Act”) and intends to continue to do so. The Corporation believes that, to date, it has met all requirements to qualify as a mutual fund corporation. Further, Trizec Canada intends to take such steps as are within its control to ensure that it qualifies as, and continues to qualify as, a mutual fund corporation.
If Trizec Canada were to fail to qualify as a mutual fund corporation, Trizec Canada and its shareholders would be subject to materially adverse tax consequences, the most significant of which would be Trizec Canada’s disqualification from the capital gains refund provisions of the Tax Act applicable to mutual fund corporations and the treatment of all or a portion of any redemption proceeds as a dividend paid by Trizec Canada to redeeming shareholders. As a result, any income tax payable on gains resulting from dispositions of

TRIZEC CANADA INC.	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

shares of Trizec Properties common stock (including in connection with the redemption of the Corporation’s subordinate voting shares or multiple voting shares) or Barrick common shares could exhaust all or substantially all of the Corporation’s net other assets, and, further, could restrict Trizec Canada’s ability to deliver one share of Trizec Properties common stock for each Trizec Canada share on redemption thereof.
Redemption of shares
Holders of subordinate voting shares and multiple voting shares have a right to require Trizec Canada to redeem all or part of the shares held by them upon payment of a retraction price (the “Retraction Price”) determined in accordance with the articles of Trizec Canada.
Until August 15, 2007, the Retraction Price is equal to the least of (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the Toronto Stock Exchange (the “TSX”) for the 10-day trading period following the “Retraction Pricing Date” (as determined in accordance with the articles of Trizec Canada), (ii) the price at which the last board lot of subordinate voting shares traded on the TSX on the Retraction Pricing Date, and (iii) the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date. In accordance with the articles of Trizec Canada, the per share after-tax net asset value used to determine the Retraction Price will be based on, (i) the current market value of the Corporation’s assets, (ii) a notional amount representing the amount of cash that Trizec Canada would be entitled to receive if all options that were in-the-money were exercised on the date that the calculation is made, (iii) liabilities as recorded in the Corporation’s financial statements, (iv) amounts that would be payable in respect of FIRPTA tax if all the shares of Trizec Properties common stock were disposed of, and (v) allowances (which do not meet the definition of a liability or contingent liability in accordance with Canadian GAAP and are therefore not provided for or disclosed in the financial statements) for other liabilities contingent or otherwise that may be asserted in the future. Subject to the outcome of the study currently being undertaken by the Corporation (see discussion below), the Retraction Price following August 15, 2007 will be the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date.
Although Trizec Canada’s shareholders have the right to redeem their shares at any time, to date no redemptions have taken place. The Corporation expects that a significant number of its shareholders may elect to redeem their shares following August 15, 2007. Among other things, this reflects the expectation that after that time the calculation of Trizec Canada’s per share after-tax net asset value will no longer reflect a provision for FIRPTA tax related to dispositions by Trizec Canada of shares of Trizec Properties common stock.
In the course of carrying on business, Trizec Canada has engaged in various activities and transactions, including reorganizations and sales of businesses and assets. The Corporation believes that all liabilities related to its activities and transactions have been paid or provided for in its financial statements. However, there can be no certainty that, for example, relevant taxation authorities will not propose adjustments or take actions that may give rise to presently unanticipated liabilities that the Corporation’s tax losses may not be adequate or available to offset, or that other liabilities will not be asserted. In particular, certain tax audits have not progressed as expeditiously as originally anticipated, and consequently it is likely that notices of assessment and/or clearance certificates in respect of the relevant tax years will not have been received by August 15, 2007. While the Corporation will continue to strive to resolve its liabilities and obtain tax clearance certificates prior to that date, the Corporation now believes that, with the prospect of significant redemptions, it may be necessary to take tax and other liabilities that may be asserted in the future into account in connection with share redemptions. Accordingly, an allowance for liabilities, contingent or otherwise, that may be asserted in the future may need to be made in calculating the Corporation’s per share after-tax net asset value for the purposes of establishing the Retraction Price.

TRIZEC CANADA INC.	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation is committed to ensuring that all shareholders, regardless of whether or when they elect to redeem their shares, will be treated equitably in respect of excess cash remaining after all of the Corporation’s liabilities have been discharged or otherwise provided for. In this regard, Trizec Canada has retained professional advisors and is exploring various alternatives to ensure that the Corporation maintains sufficient resources until such time as all of its liabilities are discharged or otherwise provided for and that all shareholders are treated fairly and equitably in connection with redemptions. Alternatives being considered include a holdback of some of the Corporation’s net other assets, in lieu of an allowance for contingent and other liabilities, until such time as all of its liabilities have been discharged. Prior to August 15, 2007, a determination will be made by the Board of Directors in respect of such alternatives to achieve fairness for all shareholders. Trizec Canada intends that if a holdback mechanism is adopted, it will provide for the receipt by redeeming shareholders of their pro rata share of the Corporation’s investment in Trizec Properties and potentially cash reflecting a portion of Trizec Canada’s other net asset value. Such shareholders would also be entitled to receive their pro rata share of the Corporation’s remaining other net assets, if any, once all liabilities are ultimately discharged or otherwise provided for.
Dividends
Trizec Canada indirectly owns one share of Trizec Properties common stock for each outstanding Trizec Canada subordinate voting share and multiple voting share. Trizec Canada receives quarterly dividends on the shares of common stock and special voting stock it holds of Trizec Properties, enabling it to pay the same dividend per Trizec Canada share as Trizec Properties pays per share of common stock. It is expected that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. After November 2007, the special voting stock of Trizec Properties will cease to pay dividends and thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.
Trizec Properties’ ability to pay future dividends, and consequently Trizec Canada’s ability to pay future dividends, is subject to the risks incidental to the ownership and operation of real estate properties in the United States by Trizec Properties. Trizec Properties has stated that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions.
During the first quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2005.
During the second quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2005.
During the third quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 24, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2005.
During the fourth quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 24, 2006 Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2005.

TRIZEC CANADA INC.	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exchangeable debentures
As at December 31, 2005, the Corporation had outstanding approximately $204.4 million principal amount Floating Rate Debentures, Series 1999-1, $204.4 million principal amount Floating Rate Debentures, Series 1999—2 and $275.0 million principal amount 3% Exchangeable Debentures (collectively, the “exchangeable debentures”). The 3% Exchangeable Debentures mature on January 29, 2021 and the Floating Rate Debentures, Series 1999-1 and Series 1999-2 mature on March 12, 2024. The principal amount of the exchangeable debentures are redeemable at the option of the holders for a fixed number of Barrick common shares, subject to the right of the Corporation to deliver cash or a combination of cash and Barrick common shares in lieu of the prescribed number of Barrick common shares.
The Corporation owns 30,299,558 common shares of Barrick that are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. It is currently anticipated that Barrick common shares will be delivered to holders of the exchangeable debentures in connection with any exercise of the exchange rights. Accordingly, the Corporation does not consider there to be liquidity concerns associated with its obligations to satisfy the principal amounts of the exchangeable debentures.
The net interest expense on Trizec Canada’s 3% Exchangeable Debentures is predicated on Barrick having the financial ability to pay future dividends. A reduction in the future dividends paid by Barrick would have the effect of increasing the Corporation’s future net interest expense.
Revolving credit facility
As at December 31, 2005, Trizec Canada had available a $10 million revolving credit facility secured by six million shares of Trizec Properties common stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility at December 31, 2005 or 2004. The Corporation’s ability to draw on this credit facility is subject to the approval of the lender.
Outstanding shares
The following numbers of Trizec Canada shares and share purchase options were outstanding at December 31, 2005 and March 16, 2006.

	Issued and Outstanding at
	December 31	March 16
	2005	2006

Subordinate Voting Shares	52,400,097	52,400,097
Multiple Voting Shares	7,522,283	7,522,283

	59,922,380	59,922,380

Options to purchase Subordinate Voting Shares	784,042	784,042

TRIZEC CANADA INC.	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contingencies
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2005 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.
In addition, the Corporation had provided a certain indemnification, which expired at the end of December 2005, related to the sale during 2003 of its interest in the TriGranit joint venture. During the fourth quarter of 2005, the Corporation received notice that a claim has been made under this indemnification in the amount of approximately $2.0 million (€1.7 million). The controlling shareholder of the Corporation is considered related to the party making the claim under the indemnification as a result of his indirect shareholdings in the claimant. The Corporation is of the view that the claim is without merit and intends to vigorously defend its position and accordingly, no amounts have been accrued in these financial statements at December 31, 2005.
The Corporation has also provided a certain indemnification, which expires on July 16, 2006, related to the sale during 2003 of a certain TriStannifer Developments’ property. The maximum amount of this indemnification cannot be reasonably estimated at this time.
RELATED PARTY TRANSACTIONS
In connection with the Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. During the year ended December 31, 2005, the Corporation charged $0.5 million (2004 — $1.4 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.4 million (2004 — $0.4 million). These services were provided in the normal course of business and included reimbursements for direct third party purchased services, and a portion of salaries for certain employees for direct services rendered. The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the Arrangement.
On October 9, 2003, the Corporation invested approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contributions at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.
NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS
CICA Handbook Section 3855 (“CICA 3855”) “Financial Instruments — Recognition and Measurement”
CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. CICA 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3865 “Hedges” and CICA 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3855 and has not yet determined the effect of adoption on its results of operations and financial condition.

TRIZEC CANADA INC.	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

CICA Handbook Section 3865 (“CICA 3865”) “Hedges”
CICA 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied. CICA 3865 applies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3865 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 1530 (“CICA 1530”) “Comprehensive Income”
CICA 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments - Recognition and Measurement” and CICA 3865 “Hedges”.
The Corporation is currently evaluating the impact of adoption of CICA 1530 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 3251 (“CICA 3251”) “Equity”
CICA 3251 replaces CICA 3250 “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. CICA 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. An entity adopting this CICA for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement”, CICA 3865 “Hedges”, and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3251 and has not yet determined the effect of adoption on its results of operations and financial condition.

TRIZEC CANADA INC.	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY QUARTERLY INFORMATION
The following summarizes Trizec Canada’s operating results on a quarterly basis. In addition to the accounting change, certain comparatives have been reclassified to conform to the current year’s presentation of discontinued operations.

For the year ended December 31, 2005	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$7.9	9.2	4.1	1.1	22.3
Income from continuing operations	5.7	4.8	6.7	8.1	25.3
Discontinued operations	3.2	9.9	10.2	37.7	61.0
Net income	8.9	14.7	16.9	45.8	86.3
Income per share — basic and diluted
Continuing operations	0.10	0.08	0.11	0.14	0.42
Discontinued operations	0.05	0.17	0.17	0.63	1.02
Net income	0.15	0.25	0.28	0.77	1.44

For the year ended December 31, 2004	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$9.9	(9.4)	11.1	8.8	20.4
Income from continuing operations	13.5	27.8	9.9	11.6	62.8
Discontinued operations	18.6	(43.3)	16.3	36.4	28.0
Net income (loss)	32.1	(15.5)	26.2	48.0	90.8
Income (loss) per share — basic and diluted
Continuing operations	0.23	0.46	0.17	0.19	1.05
Discontinued operations	0.31	(0.72)	0.27	0.61	0.47
Net income (loss)	0.54	(0.26)	0.44	0.80	1.52

TRIZEC CANADA INC.	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION
The following summarizes selected financial data for Trizec Canada for each of the three most recently completed financial years. In addition to the accounting change, certain comparatives have been reclassified to conform to the current year’s presentation of discontinued operations.

As at December 31,
(US$ millions, except per share amounts)	2005	2004	2003

Investment in Trizec Properties, Inc.	$797.7	760.1	765.8
Total assets	1,410.9	1,382.4	1,385.6
Exchangeable debentures
Carrying amount	844.4	733.9	688.1
Deferred amount	46.5	157.0	202.8

For the years ended December 31,	2005	2004	2003

Share of earnings of Trizec Properties	$22.3	20.4	55.6
Income from continuing operations	25.3	62.8	118.6
Discontinued operations	61.0	28.0	18.7
Net income	86.3	90.8	137.3
Income per share — basic and diluted
Continuing operations	$0.42	1.05	1.98
Discontinued operations	$1.02	0.47	0.31
Net income	$1.44	1.52	2.29
Cash dividends per share	$0.80	0.80	0.60
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the design and operations of our disclosure controls and procedures was conducted as of December 31, 2005, by and under the supervision of Trizec Canada’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Trizec Canada’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that Trizec Canada files and submits under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.
Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of Trizec Canada’s financial reporting and compliance with Canadian generally accepted accounting principles in its financial statements.
Trizec Canada’s management has evaluated whether there are changes in its internal controls over financial reporting during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. No such changes were identified through management’s evaluation or any other means.

TRIZEC CANADA INC.	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ending December 31, 2006, Trizec Canada expects to comply with Section 404 of the Sarbanes-Oxley Act, which requires that Trizec Canada issue a report on management’s assessment of the effectiveness of its internal controls over financial reporting and the management’s assessment be independently audited by the shareholders’ auditors.
INVESTMENT IN TRIZEC PROPERTIES, INC.
The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon Trizec Properties’ consolidated financial statements for the years ended December 31, 2005 and 2004, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). This discussion of the results of Trizec Properties reflects Trizec Properties’ entire operations and is not limited to Trizec Canada’s pro rata economic interest therein.
Critical Accounting Policies
The preparation of Trizec Properties’ financial statements requires it to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. The following are critical accounting policies used by Trizec Properties in connection with the preparation of its financial statements.
Real Estate - Held for Disposition
With respect to real estate assets classified as held for disposition, the determination of such classification is based on Trizec Properties’ stated intention and ability to sell these properties within a stated time period. Real estate assets held for disposition are carried at the lower of their carrying values or estimates fair value less costs to sell. Estimated fair value is determined based on estimates by management of Trizec Properties of amounts that would be realized if the property were offered for sale in the ordinary course of business assuming a reasonable sales period and under normal market conditions. Fair values are determined using valuation techniques including third party appraisals when considered appropriate in the circumstances. Estimates of value include assumptions concerning future property cash flows, disposal dates and expected purchaser risk adjusted rates of return requirements. Different assumptions could result in significantly higher or lower estimates of fair value than those determined by management. In addition, changes in future market conditions could result in ultimate sale proceeds varying significantly from those assumed by management, resulting in future gains or losses being recorded.
Real Estate-Held for the Long Term
Trizec Properties evaluates the recoverability of its real estate assets held for the long term and records an impairment charge when there is an indicator of impairment and the undiscounted projected cash flows of the property are less than the carrying amount. A decline in operating results for a particular property could be an indicator of impairment and may therefore require a charge to income in the future.
Deferred Charges
Trizec Properties capitalizes a portion of its internal costs related to its dedicated regional leasing functions. These costs generally include compensation and related costs. The portion capitalized is based on an estimate of successful leasing efforts.

TRIZEC CANADA INC.	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue Recognition
Estimates are used to establish amounts receivable from tenants for such things as common area maintenance, real estate taxes and other cost recoveries. In addition, an estimate is made with respect to Trizec Properties’ provision for allowance for doubtful accounts receivable. The allowance for doubtful accounts reflects Trizec Properties’ estimate of the amounts of the recorded accounts receivable at the balance sheet date that will not be realized from cash receipts in subsequent periods. If cash receipts in subsequent periods vary from the Trizec Properties’ estimates, or if a tenant’s financial condition deteriorates as a result of operating difficulties, additional changes to the allowance may be required.
Trizec Properties generally records the sales of operating properties using the full accrual method at closing when the earnings process is deemed to be complete. Sales not qualifying for full recognition at the time of sale are accounted for under other appropriate deferral methods.
Depreciation
Trizec Properties computes depreciation on its properties using the straight line method based on an estimated useful life of 40 years. The portion of the acquisition cost allocated between land and building for each property may vary based on estimated land value and other factors. The allocation of the acquisition cost to building and the determination of the useful life are based on estimates by management of Trizec Properties of the composite life of the buildings.
Accounting Definitions
Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties’ management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. Trizec Properties’ method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.
Differences from Canadian Accounting Principles
Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with U.S. GAAP.
U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

TRIZEC CANADA INC.	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties, Inc.
Balance Sheets	2005								2004
As at December 31,	U.S.	Proportionate	Leasing	Property	Derivative			CDN	CDN
(US$ millions)	GAAP	Consolidation	Costs	Book Value	Instruments	Other		GAAP	GAAP

Assets
Real estate, net	$3,897.4	479.7	135.1	(39.4)	—		—	4,472.8	4,205.7
Cash and cash equivalents	36.5	—	—	—	—		—	36.5	194.3
Escrows and Restricted cash	70.0	35.0	—	—	—		—	105.0	116.9
Investment in unconsolidated real estate joint ventures	206.6	(206.6)	—	—	—		—	—	—
Other assets	499.7	86.5	(135.1)	—	2.1		1.3	454.5	372.2

	$4,710.2	394.6	—	(39.4)	2.1		1.3	5,068.8	4,889.1

Liabilities
Mortgage debt and other loans	$2,210.3	413.7	—	—	—		—	2,624.0	2,639.4
Accounts payable and accrued liabilities	374.5	(19.1)	—	—	(1.8)		6.4	360.0	317.1
Minority interest	8.1	—	—	—	—		(5.5)	2.6	2.8
Redeemable preferred stock	0.2	—	—	—	—		(0.2)	—	—

	2,593.1	394.6	—	—	(1.8)		0.7	2,986.6	2,959.3

Shareholders’ Equity	2,117.1	—	—	(39.4)	3.9		0.6	2,082.2	1,929.8

	$4,710.2	394.6	—	(39.4)	2.1		1.3	5,068.8	4,889.1

Trizec Canada’s investment in Trizec Properties, Inc. under Canadian GAAP:
Assets						$		5,068.8	4,889.1
Liabilities								2,986.6	2,959.3

Net Assets						$		2,082.2	1,929.8

Trizec Canada’s share (approximately 38% (2004 — 39%))						$		797.7	760.1

TRIZEC CANADA INC.	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

								Increase
Trizec Properties, Inc.								(decrease)
Statements of Income								in Net
For the years ended December 31,			2005				2004	Income
	U.S.	Proportionate	Property Book	Accounting		CDN	CDN	CDN
(US$ millions)	GAAP	Consolidation	Value	Change	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$722.0	108.1	—	—	—	830.1	748.5	81.6

Expenses
Property operating expenses	(337.4)	(51.5)	—	(0.6)	—	(389.5)	(336.4)	(53.1)
General and administrative expense	(38.7)	—	—	—	—	(38.7)	(39.8)	1.1
Depreciation and amortization expense	(170.8)	(17.2)	1.4	(0.2)	—	(186.8)	(145.6)	(41.2)
Provision for loss on real estate	—	—	—	—	—	—	(25.2)	25.2
Provision for loss on investment	—	—	—	—	—	—	—	—

	(546.9)	(68.7)	1.4	(0.8)	—	(615.0)	(547.0)	(68.0)

Operating Income	175.1	39.4	1.4	(0.8)	—	215.1	201.5	13.6

Other income (expenses)
Interest and other income	6.6	1.0	—	—	—	7.6	5.7	1.9
Foreign currency exchange gain	—	—	—	—	—	—	3.3	(3.3)
Loss on early debt retirement	(6.8)	(0.8)	—	—	—	(7.6)	(12.0)	4.4
Recovery on insurance claims	—	—	—	—	—	—	0.7	(0.7)
Interest expense	(138.6)	(24.0)	—	—	—	(162.6)	(157.4)	(5.2)
Derivative gain (loss)	—	(0.6)	—	—	—	(0.6)	—	(0.6)
Lawsuit settlement	3.3	—	—	—	—	3.3	3.7	(0.4)

	(135.5)	(24.4)	—	—	—	(159.9)	(156.0)	(3.9)

Income before the following	39.6	15.0	1.4	(0.8)	—	55.2	45.5	9.7
Gain on sale of properties, net	—	—	—	—	0.2	0.2	10.2	(10.0)
Provision for income and other corporate taxes	3.8	—	—	—	—	3.8	(13.7)	17.5
Minority interest	(1.0)	—	—	—	0.9	(0.1)	—	(0.1)
Income from unconsolidated real estate joint ventures	15.0	(15.0)	—	—	—	—	—	—

Income from continuing operations	57.4	—	1.4	(0.8)	1.1	59.1	42.0	17.1

Discontinued operations
Income from discontinued operations	19.6	—	0.1	—	—	19.7	(63.5)	83.2
Gain on disposition of discontinued real estate	133.1	—	4.2	—	—	137.3	134.7	2.6

	152.7	—	4.3	—	—	157.0	71.2	85.8

Gain (loss) on disposition on real estate, net	0.2	—	—	—	(0.2)	—	—	—

Income before cumulative effect of change in accounting principle	210.3	—	5.7	(0.8)	0.9	216.1	113.2	102.9

Cumulative effect of a change in accounting principle	(4.9)	—	—	4.9	—	—	—	—

Net income	$205.4	—	5.7	4.1	0.9	216.1	113.2	102.9

Trizec Canada’s share of earnings of Trizec Properties under Canadian GAAP

Continuing operations						$22.3	20.4
Discontinued operations						61.0	28.0

						$83.3	48.4

TRIZEC CANADA INC.	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Proportionate consolidation
Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation’s ownership interest.
Leasing costs
Under Canadian GAAP, leasing costs are classified as part of real estate, net, whereas under U.S. GAAP they are classified as deferred charges and included in other assets.
Property book value
Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.
Derivative instruments
Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.
Accounting Change
Under U.S. GAAP, the cumulative effect of adopting Financial Accounting Standards board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143” (“FIN No. 47”) is recorded as a “Cumulative Effect of a Change in Accounting Principle”. Under Canadian GAAP, Trizec Canada adopted EIC-159 and accounted for this change retroactively with restatement of prior

TRIZEC CANADA INC.	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

periods. FIN No. 47 and ECI-159 are not substantively different with the exception of restatement of prior periods.
Pending Acquisition
In December 2005, Trizec Properties entered into a purchase agreement with General Electric Capital Corporation (“GECC”), and a merger agreement with GECC, Arden Realty, Inc. (“Arden”) and certain of their affiliates pursuant to which it has agreed to acquire 13 office properties totaling approximately 4.1 million (unaudited) square feet and several development land parcels located in Southern California that are currently owned by Arden (the “Arden portfolio”) for an aggregate consideration of approximately $1.63 billion. Trizec Properties expects to fund the acquisition with a bridge loan of up to $1.48 billion. Trizec Properties anticipates that the bridge loan will have a twelve-month term, with two six-month extension options. The balance of the acquisition price will be funded with a draw on Trizec Properties’ existing unsecured credit facility and the issuance of up to approximately $75.0 million of common units in the Operating Company (defined below) to holders of limited partnership interests in Arden’s operating partnership. Trizec Properties anticipates that the outstanding balance on the bridge loan and unsecured credit facility will be gradually repaid with proceeds from future property dispositions and permanent mortgage financings.
Trizec Properties’ acquisition of the Arden portfolio is contingent upon the completion of GECC’s acquisition of Arden. Trizec Properties anticipates that the closing of the Arden portfolio acquisition will occur by the end of the second quarter of 2006.
UPREIT structure
On December 22, 2004, Trizec Properties completed the reorganization of its operating structure by converting to an umbrella partnership real estate investment trust, or UPREIT, structure (the “UPREIT Conversion”). In connection with the UPREIT Conversion, Trizec Properties formed a new operating entity, Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company). Trizec Properties now conducts and intends to continue to conduct its business, and owns and intends to continue to own substantially all of its assets, through the Operating Company. As the sole managing member of the Operating Company, Trizec Properties generally has the exclusive power under the limited liability company agreement to manage and conduct the business of the Operating Company, subject to certain limited approval and voting rights of other members that may be admitted in the future. Currently, the Operating Company is wholly owned by Trizec Properties.
Trends in Occupancy
Although the macroeconomic conditions that negatively affected employment levels over the past few years have improved, demand for office space in Trizec Properties’ core markets has been relatively stagnant resulting in relatively flat occupancy rates. However, Trizec Properties is optimistic that demand for office space will continue to improve during 2006 and into 2007. The office rental market continues to be extremely competitive. Such competitive environment for attracting tenants continues to apply downward pressure on market rents and upward pressure on tenant incentives. Although rental rates for new and renewal leasing have remained relatively flat for the year ended December 31, 2005, Trizec Properties has experienced modest decreases in rental rates for new and renewal leasing during the fourth quarter of 2005. Trizec Properties’ focus for 2006 will be to renew or re-lease expiring space. The table below reflects occupancy rates by market at December 31, 2005 compared to December 31, 2004 and shows the percentage of square feet scheduled to expire during 2006 for its office portfolio.

TRIZEC CANADA INC.	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OWNED AREA

	Occupancy Rates At		Percentage of space
	December 31, 2005	December 31, 2004	expiring during 2006
Core Markets
Atlanta	91.2%	89.0%	11.9%
Chicago	87.1%	94.0%	15.1%
Dallas	84.8%	85.2%	6.3%
Houston	84.3%	84.4%	5.6%
Los Angeles	89.2%	88.4%	15.1%
New York	92.3%	96.8%	5.0%
Washington, D.C	90.6%	95.0%	8.1%

Total Core Markets	88.5%	90.2%	8.8%

Secondary Markets	85.8%	83.9%	30.1%

Total Office Properties	88.2%	89.5%	10.7%

For the year ended December 31, 2005, Trizec Properties leased approximately 5.3 million square feet of owned area new and renewal space. Occupancy for Trizec Properties’ portfolio based on owned area was approximately 88.2% at December 31, 2005, compared to approximately 89.5% at December 31, 2004. In addition, for the year ended December 31, 2005, based upon owned area, leases expired at an average gross rent of approximately $24.58 per square foot and were generally being signed at an average gross rent of approximately $23.81 per square foot.
Trizec Properties monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help it identify significant credit risks. At the end of December 2005, Trizec Properties was closely monitoring tenants with leases representing approximately 1.6% of the leaseable area of its U.S. office portfolio and approximately 1.5% of the annual gross rent of its U.S. office portfolio.
Results of operations for the year ended December 31, 2005
Property Revenues
Property revenues increased by approximately $81.6 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. In line with Trizec Properties’ overall investment strategy, it acquired Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004; an interest in 2001 M Street, located in Washington D.C., in the fourth quarter of 2004; 1200 K Street, N.W., located in Washington, D.C., in the second quarter of 2005; and Figueroa at Wilshire, located in Los Angeles, California, in the third quarter of 2005. Such acquisitions resulted in an increase in property revenues of approximately $71.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. Additional rental revenue increased by approximately $7.9 million primarily due to an increase in average occupancy in the Washington, D.C. and Los Angeles markets, as well as an increase in rental rates in the New York market. Tenant recoveries increased by approximately $3.1 million primarily due to an increase in recoverable operating expenses as discussed below. In addition, parking and other income increased by approximately $6.7 million primarily due to an increase in fees associated with services provided to tenants. These increases were partially offset by a decrease in property revenues of approximately $0.6 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004, and a decrease of approximately $3.2 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter

TRIZEC CANADA INC.	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

of 2004. In addition, there was a decrease of approximately $4.2 million in management fee income for the year ended December 31, 2005 compared to the year ended December 31, 2004. This decrease was primarily due to the cessation of Trizec Properties’ management of the Sears Tower, located in Chicago, Illinois, in the second quarter of 2004.
Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the year ended December 31, 2005, Trizec Properties recognized approximately $7.2 million of termination fees compared to approximately $8.2 million for the year ended December 31, 2004.
Property Operating Expenses
Property operating expenses increased by approximately $53.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. Property operating expenses increased by approximately $31.5 million due to the acquisitions of Bank of America Plaza, 1200 K Street, N.W., Figueroa at Wilshire and an interest in 2001 M Street. Property operating expenses increased by approximately $18.1 million primarily due to an increase in utilities expense in the Dallas and Houston markets and general increases in repairs and maintenance expense and other recoverable expenses for the year ended December 31, 2005 compared to the year ended December 31, 2004. In addition, approximately $8.2 million of the increase in property operating expenses was due to an increase in property taxes, primarily in the New York market. These increases were partially offset by a decrease in property operating expenses of approximately $3.0 million due to the sale of a 50% interest in Plaza of the Americas in the second quarter of 2004 and the sale of 151 Front Street in the first quarter of 2004. In addition, a decrease in insurance expense resulted in a decrease in property operating expenses of approximately $1.7 million for the year ended December 31, 2005 compared to the year ended December 31, 2004.
Excluding the impact of lease termination fees on revenues, Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to approximately 52.7% for the year ended December 31, 2005 from approximately 54.6% for the year ended December 31, 2004, primarily reflecting an increase in operating expenses.
General and Administrative
General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.
General and administrative expense decreased by approximately $1.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. During the fourth quarter of 2004, Trizec Properties terminated its lease at the Sears Tower, located in Chicago, Illinois, and paid a fee of approximately $3.2 million related to such termination. In addition, there was a decrease in separation costs during the year ended December 31, 2005 compared to the year ended December 31, 2004. These decreases were partially offset by an increase in employee compensation during the year ended December 31, 2005 compared to the year ended December 31, 2004.
Depreciation and Amortization
Depreciation and amortization expense increased by approximately $41.2 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. The acquisitions of Bank of America Plaza, 1200 K Street, N.W., Figueroa at Wilshire and an interest in 2001 M Street resulted in an increase in depreciation and amortization expense of approximately $38.1 million. Additional tenant improvements incurred for the

TRIZEC CANADA INC.	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

relocation of Trizec Properties’ corporate headquarters, as well as the write off of unamortized tenant improvements on its former corporate headquarters, resulted in an increase in depreciation and amortization expense of approximately $1.3 million. In addition, depreciation and amortization expense increased by approximately $2.6 million primarily due to accelerated depreciation of tenant improvements resulting from early termination of leases and additional depreciation related to tenant improvements incurred subsequent to January 1, 2004. These increases in depreciation and amortization expense were partially offset by a decrease in depreciation and amortization expense of approximately $0.8 million due to the disposition of a 50% interest in Plaza of the Americas in the second quarter of 2004.
Provision for loss on real estate
During the year ended December 31, 2004, Trizec Properties recognized a provision for loss on real estate in the aggregate amount of approximately $25.2 million. In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.1 million. In conjunction with the sale of its 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based on the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on real estate of approximately $12.0 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.
In addition, during the year ended December 31, 2004, Trizec Properties recognized a provision for loss on real estate of approximately $13.2 million to reduce the carrying value of its investment in Main Street Partners, L.P., a joint venture through which it owns a 50% interest in Bank One Center in Dallas, Texas, to its fair value. Fair value was determined by internal valuation.
Interest and Other Income
Interest and other income increased by approximately $1.9 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily due to an increase in average cash balances and an increase in interest rates for the year ended December 31, 2005 compared to the year ended December 31, 2004.
Foreign Currency Exchange Gain
During the year ended December 31, 2004, Trizec Properties sold 151 Front Street in Toronto Ontario, recognizing a foreign currency exchange gain of approximately $3.3 million.
Loss on Early Debt Retirement
During the year ended December 31, 2005, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $7.6 million. In conjunction with the sales of Metropolitan Square and Twinbrook Metro Plaza, Trizec Properties repaid and retired the mortgage loans collateralized by such properties, resulting in a loss on early debt retirement of approximately $5.9 million, comprised of yield maintenance fees. In addition, Trizec Properties also repaid and retired the mortgage loan collateralized by the Watergate Office Building, resulting in a loss on early debt retirement of approximately $0.6 million, comprised of a yield maintenance fee. Trizec Properties recorded a loss on early debt retirement of approximately $0.1 million due to the write-off of unamortized deferred financing costs related to the repayment of approximately $19.0

TRIZEC CANADA INC.	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

million of its variable interest rate commercial mortgage pass-through certificates. Also, in October 2005, Trizec Properties amended and restated its $750.0 million unsecured credit facility resulting in a loss on early debt retirement of approximately $0.2 million due to the write-off of unamortized deferred financing costs.
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan in January 2005, Trizec Properties recorded a minimal loss on early debt retirement, comprised primarily of the write-off of unamortized deferred financing costs.
During the year ended December 31, 2004, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $7.0 million. During the year ended December 31, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of its $350.0 million revolving credit facility. Trizec Properties recorded a loss on early debt retirement of approximately $3.2 million comprised of the write-off of unamortized deferred financing costs of approximately $2.4 million and a prepayment fee of approximately $0.8 million related to the repayment of approximately $444.1 million of its variable interest rate commercial mortgage pass-through certificates. In addition, in conjunction with the sale of real estate and the refinancing of a $120.0 million mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $2.4 million comprised of the write-off of unamortized deferred financing costs of approximately $0.9 million and a prepayment penalty of approximately $2.7 million, offset by the forgiveness of debt of approximately $1.2 million.
Recovery on Insurance Claims
During the year ended December 31, 2005, Trizec Properties received approximately $0.1 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.
During the year ended December 31, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.3 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.
Interest Expense
Interest expense increased by approximately $5.2 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. A higher outstanding balance on Trizec Properties’ credit facility resulted in an increase in interest expense of approximately $5.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. In addition, in conjunction with the purchase of Bank of America Plaza in Los Angeles, California and the acquisition of an interest in 2001 M Street in Washington, D.C., during the year ended December 31, 2004, Trizec Properties entered into mortgage loans totaling, in the aggregate, approximately $286.5 million which resulted in an increase in interest expense of approximately $9.8 million. These increases were partially offset by a decrease in interest expense of approximately $5.9 million due to the settlement of certain interest rate swap contracts during the fourth quarter of 2004. In addition,

TRIZEC CANADA INC.	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

capitalized interest on the Waterview mixed-use development resulted in a decrease in interest expense of approximately $0.7 million. Interest expense decreased approximately $7.8 million due to the repayment and retirement of certain mortgage loans including approximately $444.1 million of Trizec Properties’ variable rate commercial mortgage pass-through certificates in the second half of 2004.
Lawsuit and Other Settlements
During the year ended December 31, 2005, Trizec Properties recorded a gain on lawsuit settlement of approximately $0.9 million related to the settlement and recovery of damages on development land at Interstate Parkway, located in Atlanta, Georgia. Cash proceeds from this lawsuit settlement were received in the third quarter of 2005. Also during the year ended December 31, 2005, Trizec Properties recognized a gain of approximately $1.0 million related to the settlement and recovery of damages from a former tenant at 12010 Sunrise Valley Drive, located in Reston, Virginia. Cash proceeds from this settlement were received in the fourth quarter of 2005. In addition, Trizec Properties recognized a gain on lawsuit settlement of approximately $0.6 million as final settlement of damage claims related to certain of its sold properties. Cash proceeds from this lawsuit settlement were received in the fourth quarter of 2005.
During the year ended December 31, 2004, Trizec Properties recorded a gain on lawsuit settlement of approximately $3.7 million related to the final resolution and settlement of an asbestos claim. Cash proceeds from this lawsuit settlement were received in the fourth quarter of 2004.
Provision for Income and Other Corporate Taxes
Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes decreased by approximately $17.5 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily due to a settlement of previously recorded tax liabilities, to a reduction in state taxes and built-in gain taxes as a result of legal entity restructuring, and a reduction in certain state and federal tax liabilities from the completion of various tax returns during the period.
Trizec Properties had previously recorded a tax liability related to 1998 tax issues between it and a wholly-owned subsidiary of Trizec Canada Inc. and the IRS. During the second quarter of 2005, the wholly-owned subsidiary of Trizec Canada Inc. reached a settlement with, and made payment to, the IRS with regard to the 1998 tax matters. As a result, Trizec Properties determined that it had been relieved of any potential tax liability related to this matter and therefore reduced its tax liability by, and recorded a benefit from income taxes of, approximately $2.8 million.
Minority Interest
During the year ended December 31, 2005, minority interest attributable to Trizec Properties’ consolidated joint ventures resulted in a minority interest loss of approximately $0.1 million.
Gain on Sale of Properties
In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.1 million, for the sale of the 50% interest. This loss is offset by a gain on disposition of real estate, of

TRIZEC CANADA INC.	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

approximately $20.6 million due to the sale of 151 Front Street in Toronto, Ontario which was subject to the transition rules of CICA 3475. In addition, during the year ended December 31, 2004, Trizec Properties disposed of four land parcels that resulted in a gain on disposition of real estate of approximately $9.7 million.
Discontinued Operations
Income from properties classified as discontinued operations decreased by approximately $17.4 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. Income from discontinued operations for the year ended December 31, 2004 includes the net income from all properties classified as held for disposition and not sold prior to January 1, 2004, whereas income from discontinued operations for the year ended December 31, 2005 includes only the net income from properties classified as held for disposition and not sold prior to January 1, 2005.
During the fourth quarter of 2005, Trizec Properties entered into an agreement with a third party to sell Williams Center I & II for a gross sale price of approximately $42.5 million. As part of the agreement, Trizec Properties is to provide a $2.0 million subordinated personally guaranteed note to the buyer, reducing the net proceeds to be paid to Trizec Properties. The terms of the note require payments to be made to Trizec Properties from excess cash flow of the property, as defined under the note agreement. To the extent the property does not generate excess cash flow, interest accrues on the note and payment is deferred.
In addition, after the contract to sell Williams Center I & II had been executed, a tenant notified Trizec Properties of its intent to terminate its lease for a payment of approximately $3.3 million. As part of the sale agreement, Trizec Properties was required to obtain approval for the transaction from the buyer. The buyer approved the transaction which was effected via a reduction in the sale proceeds to be paid to it in the amount of the termination fee.
As a result of the above terms, the expected net sales proceeds on the sale of Williams Center I & II at December 31, 2005 was less than the carrying value of the asset. In accordance with CICA 3475, Trizec Properties recorded a provision for loss on real estate in the amount of approximately $3.5 million.
During the year ended December 31, 2004, Trizec Properties recognized a provision for loss on disposition of discontinued real estate of approximately $104.1 million, relating to eight properties that were designated as held for disposition on June 30, 2004, to reduce the carrying value of such properties to fair value. Fair value of the eight properties was determined by contract prices, less transaction costs and/or internal valuation. During the year ended December 31, 2005, Trizec Properties disposed of five non-core office properties that resulted in a gain on disposition of discontinued real estate of approximately $137.3 million.
During the year ended December 31, 2004, Trizec Properties recognized a gain on disposition of discontinued real estate of approximately $134.7 million due to the sales of the Hollywood & Highland Complex and fourteen non-core office properties.
Liquidity and Capital Resources
Trizec Properties’ stated objective is to ensure, in advance, that there are ample resources to fund ongoing operating expenses, capital expenditures, debt service requirements and the distributions required to maintain its REIT status.
Trizec Properties expects to meet its liquidity requirements over the next twelve months, and beyond, for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational

TRIZEC CANADA INC.	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

tax obligations, settlement of pre-REIT tax issues and dividend distributions (including special dividend distributions on its special voting stock) through cash flows from operations, asset sales, entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, refinancing of existing mortgage debt, incurrence of secured debt, proceeds from the possible sale of its capital stock or a combination of these sources. While Trizec Properties may be able to anticipate and plan for certain liquidity needs, there may be unexpected increases in uses of cash that are beyond its control and which would affect its financial condition and results of operations. For example, Trizec Properties may be required to comply with new laws or regulations that cause it to incur unanticipated capital expenditures for its properties, thereby increasing its liquidity needs. In addition, Trizec Canada may engage in internal transactions, such as transferring some or all of its common stock and special voting stock that it owns to another affiliate, or the withholding rate on dividends paid to Trizec Canada may increase. In either such case, the special dividend payments that Trizec Properties makes to Trizec Canada will increase.
Even if there are no material changes to Trizec Properties’ anticipated uses of cash, its sources of cash may be less than anticipated or needed. Trizec Properties’ net cash flow from operations, the single largest source of cash, is dependent upon the occupancy levels of its properties, net effective rental rates on current and future leases, collectibility of rent from its tenants, the level of operating and other expenses, as well as other factors. Material changes in these factors may adversely affect its net cash flow from operations.
Trizec Properties has a $750.0 million unsecured credit facility, which matures in October 2008. The amount available for it to borrow under the unsecured credit facility at any time is determined by certain properties that Trizec Properties, or its subsidiaries that may from time to time guarantee the unsecured credit facility, own that satisfy certain conditions of eligibility. These conditions are common for unsecured credit facilities of this nature. The amount available for Trizec Properties to borrow under the unsecured credit facility for the remainder of its term will likely fluctuate. The capacity under the unsecured credit facility may decrease if it sells or place permanent financing on assets currently supporting the unsecured credit facility. In addition, the capacity under the unsecured credit facility may decrease if assets no longer meet certain eligibility requirements. Likewise, the capacity under the unsecured credit facility may increase if certain assets otherwise meet the eligibility requirements. As of December 31, 2005, the amount available for Trizec Properties to borrow under the unsecured credit facility was approximately $750.0 million, of which $347.0 million was outstanding. During the remainder of the term of the unsecured credit facility, Trizec Properties expects the outstanding balance to fluctuate. The balance under the unsecured credit facility will likely increase from time to time as Trizec Properties uses funds from the unsecured credit facility to meet a variety of liquidity requirements such as dividend payments, tenant installation costs, future tax payments and acquisitions that may not be fully met through operations. The balance under the unsecured credit facility will also likely be reduced from time to time as Trizec Properties pays it down with proceeds generated from asset sales, secured borrowings, operating cash flows and other sources of liquidity.
In October 2005, Trizec Properties and the lenders under its $750.0 million unsecured credit facility agreed to amend and restate the unsecured credit facility (the “2005 Unsecured Credit Facility”). Among other things, the lenders agreed to convert the facility from a $600.0 million revolver component and a $150.0 million term component to a $750.0 million revolver, reduce the interest rate on borrowings and extend the term through October 2008. The 2005 Unsecured Credit Facility bears interest at LIBOR plus a spread of 0.95% to 1.65% based on its total leverage and matures in October 2008. The financial covenants, as defined in the 2005 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 60.0%; the requirement for the interest coverage ratio to be greater than 2.0 times; the requirement for the fixed charge coverage ratio to be greater than 1.5 times; and the requirement for the net worth to be in excess of $1.5 billion. These financial covenants also restrict dividends or distributions to no more than 90% of Trizec Properties’ funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be

TRIZEC CANADA INC.	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

limited to the amount necessary to maintain its REIT status. At December 31, 2005, Trizec Properties was in compliance with these financial covenants.
Trizec Properties also have available an effective shelf-registration statement under which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, Trizec Properties’ ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about the company, the trading price of its stock and interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of its preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.
After dividend distributions, Trizec Properties’ remaining cash from operations may not be sufficient to allow it to retire all of its debt as it comes due. Accordingly, Trizec Properties may be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or issuance of equity securities. Trizec Properties’ ability to refinance maturing debt will be dependent on its financial position, the cash flow it receives from its properties, the value of its properties, liquidity in the debt markets and general economic and real estate market conditions. There can be no assurance that such refinancing or proceeds will be available, or be available on economical terms, in the future.
Contractual Obligations
The following table summarizes Trizec Properties’ contractual obligations as of December 31, 2005:

		Less than	1 – 3	3 – 5	More than
	Total	1- Year	Years	Years	5- Years
Long-term debt(1)	$2,210.3	$402.7	$827.8	$119.7	$860.1
Ground lease obligations	226.2	1.0	2.3	2.3	220.6
Operating lease	16.8	3.0	5.8	3.7	4.3
Purchase obligations(2)	45.3	28.1	7.7	5.8	3.7
Tenant obligations	116.0	91.8	20.8	2.1	1.3

Total	$2,614.6	$526.6	$864.4	$133.6	$1,090.0

(1)	Included on balance sheet prepared under U.S. GAAP — does not include pro-rata share of long-term debt real estate joint ventures.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
Trizec Properties has various standing or renewable service contracts with vendors related to its property management that provide for cancellation with insignificant or no cancellation penalties and, therefore, have not been included in the above table.
Off-Balance Sheet Arrangements
As part of Trizec Properties ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet

TRIZEC CANADA INC.	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

arrangements or other contractually narrow or limited purposes. Therefore, Trizec Properties does not believe that it currently has any off-balance sheet arrangements.
Cash Flow Activity
At December 31, 2005, Trizec Properties had $36.5 million in cash and cash equivalents as compared to $194.3 million at December 31, 2004.
Operating Activities
Cash flows from operations depend primarily on cash generated from lease payments from leased spaces at Trizec Properties’ office properties, less expenses incurred to operate the office properties. Most of the amount by which Trizec Properties’ revenues from real estate operations exceeded property operating expenses was cash flow. Trizec Properties applied most of this cash flow toward interest expense, scheduled principal amortization on mortgage loans, repayments and retirements of mortgage loans, dividends to its stockholders (including special dividend distributions on its special voting stock), capital improvements and leasing costs for Trizec Properties’ operating properties, operational tax obligations and general and administrative expense. Trizec Properties expects to continue to use cash flow provided by operations to meet its short-term liquidity requirements.
Investing Activities
Net cash used in and provided by investing activities reflects the net impact of the acquisitions and dispositions of certain properties, investments in, and distributions from, Trizec Properties’ real estate joint ventures and the ongoing impact of expenditures on tenant installation costs and capital expenditures.
Acquisitions
In April 2005, Trizec Properties acquired 1200 K Street, N.W., located in Washington, D.C., from an unrelated third party for approximately $194.3 million.
In July 2005, Trizec Properties acquired Figueroa at Wilshire, located in Los Angeles, California, from an unrelated third party for approximately $360.0 million. To finance a substantial portion of the purchase price of this acquisition, Trizec Properties borrowed approximately $302.0 million under its unsecured credit facility.
Dispositions
During the year ended December 31, 2005, Trizec Properties sold five office properties, generating net proceeds of approximately $424.5 million, or approximately $326.8 million after debt repayment.
Tenant Installation Costs
Trizec Properties’ office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. As noted above, the competitive office rental market, combined with sublet space inventory in its major markets, has continued the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant

TRIZEC CANADA INC.	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

representatives. The following table reflects tenant installation costs for the total office portfolio owned at December 31, 2005, and 2004, respectively, including its share of such costs incurred by real estate joint ventures, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents Trizec Properties’ pro rata owned share of square feet leased.

For the years ended December 31	2005	2004
	(in thousands)
Square feet leased
- new leasing	2.4	2.7
- renewal leasing	2.9	2.8
Tenant square feet leased	5.3	5.5
Tenant installation costs	$99.9	$114.0

Capital Expenditures
To maintain the quality of Trizec Properties’ properties and preserve competitiveness and long-term value, it pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the year ended December 31, 2005, capital expenditures for the total office portfolio, including its share of such expenditures incurred by real estate joint ventures, was approximately $28.9 million (2004-$13.9 million). Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, major mechanical attribute or system replacement and redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of its office property acquisitions, Trizec Properties has routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration when negotiating its purchase price at the time of acquisition.
Financing Activities
During the year ended December 31, 2005, Trizec Properties used approximately $46.8 million in its financing activities due primarily to approximately $108.3 million of principal repayments on mortgage debt, approximately $97.7 million of repayments of mortgage debt upon property dispositions and approximately $4.2 million of financing fees primarily incurred in conjunction with the modification of its unsecured credit facility. Trizec Properties also paid approximately $129.8 million in dividends to its stockholders. These uses were partially offset by net draws on its unsecured credit facility of approximately $197.0 million, proceeds from the issuance of common stock of approximately $67.5 million due to stock option and warrant exercises and approximately $28.7 million released from an escrow established for repayment of the mortgage loan of 250 West Pratt, located in Baltimore, Maryland.
During the year ended December 31, 2004, Trizec Properties used approximately $759.8 million in its financing activities due primarily to approximately $882.3 million of principal repayments on mortgage debt, approximately $279.8 million of repayments of mortgage debt and other loans upon property dispositions and approximately $10.9 million of financing fees related to refinancing of certain mortgage debt and financing costs incurred in conjunction with its $750.0 million unsecured credit facility. Trizec Properties also established an escrow of approximately $28.7 million related to the modification and subsequent payment in full of the

TRIZEC CANADA INC.	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

mortgage loan related to the sale of 250 West Pratt Street, located in Baltimore, Maryland. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts used to lock into a maximum effective interest rate on certain mortgage debt. Trizec Properties also paid approximately $126.0 million in dividends to its stockholders. These uses were partially offset by proceeds from mortgage debt financings and refinancings, net draws on its unsecured line of credit and proceeds from the issuance of common stock.
During the year ended December 31, 2003, Trizec Properties used approximately $594.7 million in its financing activities due primarily to approximately $191.2 million of principal repayments on mortgage debt, approximately $307.7 million of repayments of mortgage debt and other loans repaid upon property dispositions, net repayments on its unsecured credit facility of approximately $90.0 million and approximately $2.5 million of financing costs. Additionally, Trizec Properties incurred and paid approximately $3.4 million in settlement of forward rate contracts used to lock into a maximum effective interest rate on certain mortgage debt. Trizec Properties also paid approximately $94.1 million in dividends to its stockholders. These uses were partially offset by proceeds from mortgage debt financings and the issuance of common stock.
Unsecured Credit Facility
In October 2005, Trizec Properties and the lenders under its $750.0 million unsecured credit facility agreed to amend and restate the unsecured credit facility (the “2005 Unsecured Credit Facility”). Among other things, the lenders agreed to convert the facility from a $600.0 million revolver component and a $150.0 million term component to a $750.0 million revolver, reduce the interest rate on borrowings and extend the term through October 2008. The 2005 Unsecured Credit Facility bears interest at LIBOR plus a spread of 0.95% to 1.65% based on Trizec Properties’ total leverage and matures in October 2008. The financial covenants, as defined in the 2005 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 60.0%; the requirement for the interest coverage ratio to be greater than 2.0 times; the requirement for the fixed charge coverage ratio to be greater than 1.5 times; and the requirement for the net worth to be in excess of $1.5 billion. These financial covenants also restrict dividends or distributions to no more than 90% of Trizec Properties’ funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain its REIT status. For those lenders that participated in both the 2004 Unsecured Credit Facility and the 2005 Unsecured Credit Facility, any remaining unamortized deferred financing costs as well as additional costs incurred with the amendment and restatement are being amortized over the term of the 2005 Unsecured Credit Facility. For lenders that did not participate in the 2005 Unsecured Credit Facility, Trizec Properties recorded a loss on early debt retirement of approximately $0.2 million comprised of the write-off of unamortized deferred financing costs.
At December 31, 2005, the amount eligible to be borrowed under the 2005 Unsecured Credit Facility was approximately $750.0 million, of which $347.0 million was drawn and outstanding. At December 31, 2004, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $484.9 million, of which $150.0 million was drawn and outstanding. Certain conditions of the 2005 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time.
Early Debt Retirement
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding

TRIZEC CANADA INC.	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.01 million, comprised primarily of the write-off of unamortized deferred financing costs.
In July 2005, in conjunction with the sale of Metropolitan Square, located in St. Louis, Missouri, Trizec Properties repaid and retired the mortgage loan collateralized by such property. The mortgage loan had a principal balance of approximately $81.7 million, bore interest at a fixed rate of 7.05%, and was scheduled to mature in January 2008. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $5.2 million, comprised of a yield maintenance fee.
In September 2005, Trizec Properties repaid approximately $19.0 million of its variable interest rate commercial mortgage pass-through certificates primarily by drawing on its unsecured credit facility. The variable interest rate commercial mortgage pass-through certificates bore interest at a variable rate of LIBOR plus various spreads between 0.3785% and 0.5285% and were scheduled to mature in March 2008. In conjunction with the repayment of the variable interest rate commercial mortgage pass-through certificates, Trizec Properties recorded a loss on early debt retirement of approximately $0.08 million, comprised of the write-off of unamortized deferred financing costs.
In September 2005, Trizec Properties repaid and retired the mortgage loan collateralized by the Watergate Office Building, located in Washington, D.C. The mortgage loan had a principal balance of approximately $16.5 million, bore interest at a fixed rate of 8.02% and was scheduled to mature in February 2007. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.6 million, comprised of a yield maintenance fee.
In October 2005, in conjunction with the sale of Twinbrook Metro Plaza, located in Rockville, Maryland, Trizec Properties repaid and retired the mortgage loan collateralized by such property. The mortgage loan had a principal balance of approximately $16.0 million, bore interest at a fixed rate of 6.65% and was scheduled to mature in September 2008. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.7 million, comprised primarily of a yield maintenance fee.
In October 2005, Trizec Properties repaid and retired the mortgage loan collateralized by Sunrise Tech Park, located in Reston, Virginia. The mortgage loan had a principal balance of approximately $22.5 million, bore interest at a fixed rate of 6.75% and was scheduled to mature in January 2006.
Property loans are collateralized by deeds of trust or mortgages on properties and mature on various dates between May 2006 and December 2014.
Hedging Activities
At December 31, 2005 and 2004, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 5.60% and maturing on March 15, 2008. The aggregate cost to unwind these interest rate swap contracts was approximately $2.8 million and $9.2 million at December 31, 2005 and 2004, respectively.
In September 2005, Trizec Properties entered into a forward rate swap contract in the notional amount of approximately $250.0 million, at a swap rate of 4.53%, to lock in a maximum interest rate on an anticipated

TRIZEC CANADA INC.	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

refinancing of the mortgage loan on One New York Plaza, located in New York, New York. Trizec Properties expects to complete such refinancing in 2006. The forward rate swap contract was entered into at current market rates and, therefore, had no initial cost. Upon settlement of the swap contract, Trizec Properties may be obligated to pay the counterparty a settlement payment, or alternatively, it may be entitled to receive settlement proceeds from the counterparty. Any monies paid or received will be amortized to interest expense over the term of the refinanced mortgage loan.
Subsequent Events
In January 2006, Trizec Properties sold Williams Center I & II, located in Tulsa, Oklahoma, for a gross sale price of approximately $42.5 million. As part of the sale, it provided a $2.0 million subordinated personally guaranteed note to the buyer, reducing the net proceeds.
In February 2006, Trizec Properties repaid and retired the mortgage loan collateralized by 1400 K Street, N.W., located in Washington, D.C. At December 31, 2005, the mortgage loan had a principal balance of approximately $20.8 million, bore interest at a fixed rate of 7.20%, and was scheduled to mature in May 2006.
In March 2006, Trizec Properties refinanced the mortgage loan collateralized by One New York Plaza, located in New York, New York. The mortgage loan, which, at December 31, 2005, had a principal balance of approximately $228.7 million and bore interest at a fixed rate of 7.27%, was refinanced with a $400.0 million mortgage loan scheduled to mature in March 2016, and bearing interest at a fixed rate of 5.14%, after settlement of forward-starting swap contracts.
In March 2006, Trizec Properties sold First Citizens Plaza, located in Charlotte, North Carolina, for a gross sale price of approximately $77.3 million.

TRIZEC CANADA INC.	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

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TRIZEC CANADA INC.	42

CONSOLIDATED BALANCE SHEETS

As at December 31
(US$ millions)	Note	2005	2004
			(restated Note 3)
Assets
Current assets
Cash and cash equivalents		$73.5	56.0
Restricted cash		7.9	7.9
Other assets	2	17.9	19.6

		99.3	83.5
Investment in Trizec Properties, Inc.	3	797.7	760.1
Investments and other assets	4	401.4	435.0
Future income taxes	10	112.5	103.8

		$1,410.9	1,382.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5	$24.1	31.3

Exchangeable debentures	6
Carrying amount		844.4	733.9
Deferred amount		46.5	157.0

		890.9	890.9

		915.0	922.2
Shareholders’ Equity	8	495.9	460.2

		$1,410.9	1,382.4

See accompanying notes to the consolidated financial statements.
On behalf of the Board:

/s/ Howard L. Beck	/s/ B. Wickham

Howard L. Beck	Robert B. Wickham
Director	Director

TRIZEC CANADA INC.	43	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31
(US$ millions, except per share amounts)	Note	2005	2004
			(restated Note 3)
Share of earnings of Trizec Properties	3	$22.3	20.4
Expenses and other income
General and administrative expense		(11.4)	(7.6)
Exchangeable debentures interest expense, net		(12.4)	(12.4)
Interest and other income		6.1	8.4
Dilution gains	3	6.7	—
Foreign exchange gains, net	8	4.2	20.3
Gain on sale of properties	9	—	4.6
Interest expense		—	(0.5)

Income before taxes and discontinued operations		15.5	33.2

Income and other corporate taxes	10	9.8	29.6

Income from continuing operations		25.3	62.8
Share of income from discontinued operations of Trizec Properties	3	61.0	28.0

Net income		$86.3	90.8

Income per share	11
Basic and diluted
Continuing operations		$0.42	1.05

Discontinued operations		$1.02	0.47

Net income		$1.44	1.52

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA INC.	44	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31
(US$ millions)	Note	2005	2004
			(restated Note 3)
Retained Earnings (Deficit), beginning of year, as previously reported		$37.8	(5.4)
Accounting Change	3	(1.6)	(1.3)

Retained Earnings (Deficit), beginning of year, as restated		36.2	(6.7)

Net income		86.3	90.8
Dividends		(48.0)	(47.9)

Retained Earnings, end of year		$74.5	36.2

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA INC.	45	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(US$ millions)	2005	2004
		(restated Note 3)
Cash flow from (applied to)
Operating Activities
Net income	$86.3	90.8
Adjustments to reconcile net income to total operating cash flows:
Share of earnings of Trizec Properties (less dividends)	(30.9)	4.4
Dilution gains	(6.7)	—
Foreign exchange gains	(4.2)	(20.3)
Gain on sale of properties	—	(4.6)
Future income taxes	(4.9)	0.2
Amortization of deferred financing costs	0.6	1.1
Net change in working capital	(1.9)	9.7

Total operating cash flows	38.3	81.3

Financing Activities
Dividends paid	(48.0)	(47.9)

Total financing cash flows	(48.0)	(47.9)

Investing Activities
Purchase of marketable securities	(6.9)	(112.8)
Maturities of marketable securities	28.4	3.7
Decrease in other investments	5.7	17.9
Change in restricted cash	—	9.9

Total investing cash flows	27.2	(81.3)

Increase (decrease) in cash and cash equivalents	17.5	(47.9)

Cash and cash equivalents, beginning of the year	56.0	103.9

Cash and cash equivalents, end of the year	$73.5	56.0

See accompanying notes to the consolidated financial statements.
Supplementary cash flow information
The net change in working capital includes the net change in receivables, prepaid expenses, and other assets, accounts payable and accrued liabilities:

Cash flow from (applied to)
Other receivables	$0.6	37.3
Prepaid expenses and other assets	—	1.2
Other accrued liabilities	3.8	3.1
Taxes payable	(6.3)	(31.9)

Net change in working capital	$(1.9)	9.7

Cash paid during the year for
Exchangeable debenture interest	$(18.4)	(18.4)
Taxes	$(1.0)	(2.1)

TRIZEC CANADA INC.	46	FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005 and 2004
(tabular amounts in US$ millions, except per share amounts)
Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) is primarily engaged in the U.S. real estate business through its approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, and one of the largest owners and managers of commercial property in the United States. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).
1. PLAN OF ARRANGEMENT AND SIGNIFICANT ACCOUNTING POLICIES
Trizec Canada was incorporated on January 29, 2002 and did not conduct operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.
Trizec Canada indirectly owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.
Significant Accounting Policies
a. Variable interest entities
The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline Number 15 (“AcG-15”) on the consolidation of variable interest entities (“VIEs”). VIEs include, amongst others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the corporation is determined to be the primary beneficiary will it consolidate the VIE. Where consolidation is not considered appropriate, the Corporation accounts for its investment in the VIE in accordance with its policy for investments as outlined in (h) below. The Corporation has determined that Trizec Properties is a VIE and that the Corporation is not its primary beneficiary. As a result, Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see Note 3).
The Corporation adopted AcG-15 effective December 31, 2004 with retroactive application. The impact of adoption was an increase in net income for the year ended December 31, 2004 of $1.5 million.

TRIZEC CANADA INC.	47	NOTES TO FINANCIAL STATEMENTS

b. Principles of consolidation
The consolidated financial statements include the accounts of the Corporation, all subsidiaries of the Corporation, all variable interest entities where the Corporation is the primary beneficiary and the accounts of all incorporated and unincorporated joint ventures and partnerships to the extent of the Corporation’s proportionate interest in their respective assets, liabilities, revenues, expenses and cash flows. All material intercompany transactions have been eliminated.
c. Revenue recognition
Income from the sale of properties is recorded when the collection of the proceeds of sale is reasonably assured and all other significant conditions and obligations are met.
d. Reporting currency and foreign currency translation
The consolidated financial statements have been presented in U.S. dollars because it is the currency of the primary economic environment in which the Corporation and Trizec Properties conduct their operations.
Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange in effect at the consolidated balance sheet date. Revenues and expenses are translated at the weighted average rate for the period. Until the first quarter of 2004, the Corporation’s foreign currency operations in Canada and Europe were considered to be self-sustaining. Cumulative gains or losses arising from the translation of the assets and liabilities of these operations prior to the first quarter of 2004 are recorded as a separate component of shareholders’ equity until there is a reduction in the net investment in these foreign operations, at which time an appropriate amount is included in the determination of net income.
During the first quarter of 2004, the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations were no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.
In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars. References to “US$” and “$” are to United States dollars and references to “C$” are to Canadian dollars.
e. Discontinued operations
In accordance with the recommendations of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations” (“CICA 3475”), properties meeting specific criteria are classified as held for disposition and their operations recorded in discontinued operations. As a result, the Corporation’s share of earnings of Trizec Properties has been allocated between continuing and discontinued operations consistent with the discontinued operations treatment applied by Trizec Properties to its own operations.
f. Cash and cash equivalents
Cash and cash equivalents consist of currency on hand, demand deposits with financial institutions and short-term highly-liquid investments with an original maturity of 90 days or less.

TRIZEC CANADA INC.	48	NOTES TO FINANCIAL STATEMENTS

g. Restricted cash
Restricted cash represents amounts held by subsidiaries of the Corporation to satisfy certain obligations.
h. Investments
The Corporation accounts for investments over which it exercises significant influence by the equity method. This method adjusts the original cost of the investment for the Corporation’s share of net income or losses and changes in shareholders’ equity, less dividends received. Dilution gains and losses are recognized to the extent the Corporation’s ownership interest is reduced.
Investments in which the Corporation does not exercise significant influence are accounted for by the cost method. Income is recognized only to the extent of dividends or cash received.
Marketable securities are considered portfolio investments by the Corporation and are accounted for by the cost method.
The carrying values of investments are written down to their estimated realizable value only when there has been a loss in value that is considered to be other than a temporary decline.
i. Exchangeable debentures
The carrying amount of the Corporation’s exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick Gold Corporation (“Barrick”) shares that would be exchanged to extinguish the debenture liability.
As it is contemplated that delivery of the underlying Barrick shares will be made in satisfaction of the liability, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick shares.
j. Income taxes
The Corporation follows the liability method of accounting for future income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.
Provisions are made for future tax liabilities relating to unremitted earnings of certain of the Corporation’s foreign subsidiaries where it is anticipated that such earnings will be distributed in the future. The liability is calculated based on the tax rates at which the underlying temporary differences are expected to reverse in the future.
k. Financial instruments
The Corporation may use foreign currency forward contracts to manage currency risk. The Corporation accounts for foreign currency forward contracts as hedges and, as a result, the carrying values of the hedged

TRIZEC CANADA INC.	49	NOTES TO FINANCIAL STATEMENTS

financial instruments are translated into US$ using the exchange rate at which the associated forward contract will be settled.
The carrying amounts of cash and short-term investments, other assets, accounts payable and accrued liabilities approximate their fair value due to their short term to maturity.
Deferred financing costs, which are included in other assets, are amortized to interest expense over the term of the obligation.
l. Hedge accounting
In accordance with CICA Handbook Accounting Guideline Number 13, “Hedging Relationships” in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and must be considered highly effective; where hedging relationships do not meet these requirements, hedge accounting must be discontinued.
m. Stock-based compensation arrangements
The Corporation follows the provisions of the CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” (“CICA 3870”). The Corporation has applied the fair value recognition provisions of CICA 3870 to all employee stock-based compensation granted by Trizec Canada after December 31, 2002. For employee stock-based compensation grants accounted for under CICA 3870, compensation cost is measured as the fair value of the stock-based compensation at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Corporation accounts for stock-based compensation using the intrinsic value method and, accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Corporation’s common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period.
The Corporation’s stock option plan is a share-based compensation arrangement and is described in Note 12.
n. Use of estimates
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.
o. Comparative figures
Certain comparative figures have been reclassified to conform to the current year’s presentation.

TRIZEC CANADA INC.	50	NOTES TO FINANCIAL STATEMENTS

2. OTHER ASSETS

	2005	2004
Dividends receivable from Trizec Properties	$12.7	13.8
Other receivables, net	4.7	5.3
Prepaid expenses and other assets	0.5	0.5

	$17.9	19.6

3. INVESTMENT IN TRIZEC PROPERTIES, INC.
Accounting Change
In December 2005, the CICA issued Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) related to CICA Handbook Section 3110 (“CICA 3110”) “Asset Retirement Obligations”. EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. In addition, the fair value of the liability should be recognized when incurred. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. EIC-159 is effective for interim and annual reporting periods ending after March 31, 2006, but earlier adoption is encouraged.
Certain of Trizec Properties’ real estate assets contain asbestos. Although Trizec Properties has determined that the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, these assets meet the criteria for recording an asset retirement obligation. The Corporation has adopted the provisions of EIC-159 on a retroactive basis with restatement of prior periods as required by the abstract.
The adoption of this abstract resulted in a decrease in the Corporation’s investment in Trizec Properties of $1.6 million at December 31, 2004, and a decrease in opening retained earnings (deficit) and net income of $1.3 million and $0.3 million, respectively for the year ended December 31, 2004. The adoption of this abstract had no impact on operating, financing and investing activities as previously presented in the consolidated statement of cash flows for the year ended December 31, 2004.
The adoption of this abstract had the effect of decreasing net income for the year ended December 31, 2005 by $0.2 million.

TRIZEC CANADA INC.	51	NOTES TO FINANCIAL STATEMENTS

	2005	2004

Investment in Trizec Properties, Inc.
Beginning of year	$760.1	765.8
Share of earnings of Trizec Properties	83.3	48.4
Dilution gains	6.7	—
Dividends from Trizec Properties	(52.4)	(52.8)
Recognition of historical foreign currency translation adjustment	—	(1.3)

End of year	$797.7	760.1

A summary of financial information of Trizec Properties, prepared in accordance with Canadian GAAP, is as follows:
Balance Sheets

December 31,	2005	2004

Properties	$4,472.8	4,205.7
Cash and short-term investments	36.5	194.3
Restricted cash	105.0	116.9
Other assets	454.5	372.2

	$5,068.8	4,889.1

Long-term debt	$2,624.0	2,639.4
Other liabilities	362.6	319.9
Shareholders’ equity	2,082.2	1,929.8

	$5,068.8	4,889.1

Results of Operations

For the years ended December 31	2005	2004

Rental income	$440.6	412.1
Income from continuing operations	59.1	42.0
Discontinued operations	157.0	71.2
Net income	216.1	113.2

In addition to the above accounting change, the consolidated statement of income for the year ended December 31, 2004 reflects an adjustment to discontinued operations for properties designated as held for sale during 2005.
Trizec Canada’s investment in Trizec Properties is comprised of the following:

December 31,	2005		2004
	number held	% of outstanding	Number held	% of outstanding

Shares of common stock	59,922,379	38%	59,922,379	39%
Shares of Class F convertible stock	100,000	100%	100,000	100%
Special voting stock	100	100%	100	100%
Warrants to purchase common stock	905,042	69%	905,042	38%

TRIZEC CANADA INC.	52	NOTES TO FINANCIAL STATEMENTS

Common Stock
Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. During the year ended December 31, 2005, Trizec Properties declared dividends totalling US$0.80 per common share (2004 – US$0.80). Trizec Canada’s share totalled approximately $48.0 million (2004 — $48.0 million). The 2005 and 2004 fourth quarter dividends of $12.0 million were paid in January 2006 and January 2005, respectively.
During the year ended December 31, 2005, the Corporation recorded dilution gains in the amount of $6.7 million as a result of issuance of common stock by Trizec Properties.
Class F Convertible Stock
The Class F convertible stock held by Trizec Canada Inc. is non-voting and entitled to cumulative dividends at a fixed rate per annum of $0.05 per share, redeemable at Trizec Properties’ option or Trizec Canada’s option after the expiration of the conversion period for $1.00 per share plus unpaid declared dividends, and convertible at the holder’s option only upon the occurrence of certain defined events during a defined conversion period into a number of shares of common stock based on a defined formula.
During the first quarter of 2005, Trizec Properties declared dividends totalling $5 thousand to Trizec Canada (2004 — $5 thousand).
Special Voting Stock
The 100 shares of special voting stock have special voting rights that give Trizec Canada, when aggregated with the voting rights pursuant to its ownership of common stock, a majority of votes in elections of directors to the Board of Directors of Trizec Properties at any time prior to January 1, 2008, so long as Trizec Canada Inc. holds at least 5% of Trizec Properties common stock. Thereafter, the special voting stock is non-voting. In addition, for a defined period after the effective date of the Arrangement, this stock will entitle the holder to cash dividends that reflect principally non-Canadian withholding taxes, payable in respect of common stock dividends and special voting stock dividends paid to Trizec Canada.
During the year ended December 31, 2005, Trizec Properties declared dividends totalling approximately $4.4 million to Trizec Canada (2004 — $4.8 million).
Warrants
The Corporation holds 905,042 (2004 – 905,042) warrants, each to purchase a share of Trizec Properties common stock at a weighted average price of $15.67 per share. As at December 31, 2005, the warrants have a weighted average number of years remaining before expiration of 1.8 years.
Related party transactions
In connection with the Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. During the year ended December 31, 2005, the Corporation charged $0.5 million (2004 — $1.4 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.4 million (2004 — $0.4 million). These services were provided in the normal course of business and included reimbursements for direct third party purchased services, and a portion of salaries for certain employees for direct services rendered. The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the Arrangement.

TRIZEC CANADA INC.	53	NOTES TO FINANCIAL STATEMENTS

On October 9, 2003, the Corporation invested approximately $4.0 million in Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.
4. INVESTMENTS AND OTHER ASSETS

	2005	2004
Marketable securities (market value at December 31, 2005 — approximately $83.5 million; December 31, 2004 — approximately $106.3 million)	$83.4	106.1
Notes receivable and mortgages	21.8	32.1
Deferred financing costs	10.0	10.6
Investment in Barrick — at cost	286.2	286.2

	$401.4	435.0

Marketable securities include $32.8 million (C$38.2 million) denominated in Canadian dollars.
At December 31, 2005, notes receivable and mortgages include vendor take back notes resulting from the Corporation’s sale of its 50% ownership interest in the development assets of the TriGranit joint venture, in 2003. The notes, aggregating approximately $21.8 million (December 31, 2004 - $27.1 million), are denominated in Euros (€18.4 million at December 31, 2005 and €20.0 million at December 31, 2004). The Corporation has an additional vendor take back note, in the amount of $4.7 million (December 31, 2004 — $5.4 million), which is denominated in Euros (€4.0 million at December 31, 2005 and 2004). Payment under this note is dependent on the fair market value of certain European development properties at the earlier of the end of March 2007 or the date by which all of the development properties have been disposed of. This note is recorded net of a provision that reduces its current carrying value to $nil (2004 — $nil). During the year ended December 31, 2005, the Corporation recorded interest income from the notes receivable in the amount of approximately $0.6 million (2004 — $0.6 million).
Investment in Barrick
At December 31, 2005, the Corporation’s investment in Barrick, an international gold mining company, consisted of 30,299,558 common shares, all of which are pledged as collateral for the full satisfaction of the exchange obligation related to exchangeable debentures (Note 6). Dividends received from Barrick during 2005 of $6.7 million (2004 — $6.7 million) have been netted against the exchangeable debentures’ interest expense.
5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004

Accrued interest expense	$6.6	6.6
Other accrued liabilities	16.7	17.6
Taxes payable	0.8	7.1

	$24.1	31.3

TRIZEC CANADA INC.	54	NOTES TO FINANCIAL STATEMENTS

6. EXCHANGEABLE DEBENTURES

	2005	2004

Carrying amount:
$409 million, due 2024	$597.2	519.0
$275 million, due 2021	247.2	214.9

	844.4	733.9

Deferred amount	46.5	157.0

	$890.9	890.9

The exchangeable debentures described below are subject to exchange and redemption rights, but otherwise are required to be repaid in full at maturity. The Corporation’s obligation related to any exchange or redemption of the exchangeable debentures described below prior to or at maturity can be satisfied through delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of redemption or exchange, or any combination thereof. The exchangeable debentures are direct unsubordinated obligations of the Corporation.
The carrying amount of the exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick shares that could be exchanged to extinguish the debenture liability, and approximates their fair market value.
a. $409 million exchangeable debentures
In March 1999, TrizecHahn issued two series of exchangeable debentures aggregating $409 million due March 12, 2024. The net proceeds from the issue amounting to $404.8 million were used to redeem for cash previously issued $600 million exchangeable debentures, which were due 2018. Interest is payable semi-annually at a rate calculated by reference to the dividend rate on the underlying Barrick shares plus 1.35%. Each $1,000 principal amount of debentures is exchangeable by the holder for 52.4162 Barrick shares or, at the option of the Corporation, payment of the cash equivalent of the current market value of such Barrick shares with accrued interest payable in cash. Subject to certain exceptions, a holder exchanging these debentures prior to March 12, 2023 will be required to pay an early exchange premium of $13.50 per $1,000 principal amount.
The debentures are redeemable at any time by the Corporation prior to maturity at a price equal to the principal amount plus accrued but unpaid interest in cash. At the option of the Corporation, the obligation related to redemption of each $1,000 principal amount may be satisfied by delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of redemption, or any combination thereof. Subject to certain exceptions, if the Corporation redeems the debentures prior to March 12, 2023, it will be required to pay a holder an early redemption premium of $13.50 per $1,000 principal amount.
As of December 31, 2005, the Corporation has placed with a trustee 21,428,580 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.
b. $275 million exchangeable debentures
In January 1996, TrizecHahn issued $275 million of 3% Debentures due January 29, 2021. The net proceeds from the issue amounted to $264 million. Interest is payable semi-annually. Each $1,000 principal amount of 3% Debentures is exchangeable at the option of the holder for 32.2581 common shares of Barrick, without

TRIZEC CANADA INC.	55	NOTES TO FINANCIAL STATEMENTS

payment of accrued interest. The 3% Debentures are redeemable at the option of the Corporation on or after January 29, 2006 at a price equal to the principal amount plus accrued but unpaid interest in cash. At the option of the Corporation its obligation to honour the holder’s exchange right and also its obligation related to redemption of each $1,000 principal amount of 3% Debentures may be satisfied by delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of exchange or redemption as the case may be, or any combination thereof. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder has the option to exchange each $1,000 principal amount for 32.2581 Barrick common shares, plus accrued interest payable in cash. As of December 31, 2005, the Corporation has placed with a trustee 8,870,978 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.
c. Deferred amount
In December 1993, TrizecHahn issued $600 million of 3 1/4% Debentures due December 10, 2018 with interest payable semi-annually. Each $1,000 principal amount of 3 1/4% Debentures was exchangeable at the option of the holder for 32.4675 common shares of Barrick, without payment of accrued interest. The 3 1/4% Debentures were redeemable at the option of the Corporation on or after December 10, 1998, at a price equal to the principal amount plus accrued interest. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder had the option to exchange each $1,000 principal amount for between 32.4675 and 35.7143 Barrick common shares (depending on the current market value of Barrick shares at such time), plus accrued interest payable in cash.
In March 1999, the Corporation redeemed for cash the $600 million 3 1/4% Debentures at a price of $654.86 for every $1,000 principal amount, plus accrued interest for a total redemption price of $392.9 million. The deferred gain on redemption, which amounted to $207 million, is recorded as a deferred amount until such time as there is a realization on the disposition of the Barrick shares.
In addition, the deferred amount includes deferred gains and losses related to the $275 million and $409 million exchangeable debentures, which are outstanding at December 31, 2005. The carrying value of the deferred amount is adjusted at each balance sheet date to reflect offsetting adjustments to the carrying amount of the exchangeable debentures.
7. LINE OF CREDIT
Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock. The line has no significant financial covenants, and no amounts were drawn and outstanding at December 31, 2005 or 2004. The Corporation’s ability to draw on this credit facility is subject to the approval of the lender.
8. SHAREHOLDERS’ EQUITY

	2005	2004

Share capital	$376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	74.5	36.2

	$495.9	460.2

TRIZEC CANADA INC.	56	NOTES TO FINANCIAL STATEMENTS

a. Share capital
At December 31, 2005 and 2004, the authorized share capital of the Corporation consisted of:
•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.
b. Right of redemption
Holders of the subordinate voting shares and the multiple voting shares have a right to require the Corporation to redeem all or part of the shares held by such holder upon payment of the retraction price for each such share. The retraction price until August 15, 2007 will be equal to the least of: (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the TSX for the 10-day trading period following the retraction pricing date; (ii) the price at which the last board lot of the Corporation’s subordinate voting shares traded on the TSX on the retraction pricing date; and (iii) the per share after-tax net asset value of the Corporation as set out in the next net asset value notice published following the applicable retraction pricing date. The retraction price subsequent to August 15, 2007 will be the per share after-tax net asset value of the Corporation.
c. Issued and outstanding share capital
The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
At December 31	Subordinate	Multiple	Total	Amount

2005, 2004 and 2003	52.4	7.5	59.9	$376.5

d. Foreign exchange gains, net
The following amounts have been recorded in the consolidated statements of income:

For the years ended December 31	2005	2004

Foreign exchange translation gains on monetary assets and liabilities denominated in Canadian dollars and European currencies	$1.6	12.2
Recognition of historical foreign currency translation adjustments resulting from reductions of net investments in Canada and Europe	2.6	8.1

	$4.2	20.3

During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the year.
During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital.

TRIZEC CANADA INC.	57	NOTES TO FINANCIAL STATEMENTS

As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $8.1 million.
9. GAIN ON SALE OF PROPERTIES
During 2004, $1.1 million was received in respect of recoveries on a previous property disposition in Spain. In addition, $3.5 million was recorded with respect to further proceeds from a previous property sale in Germany.
10. INCOME AND OTHER CORPORATE TAXES
The provision for income and other corporate taxes is as follows:

For the years ended December 31	2005	2004

Recovery (Expense)
Income taxes
Current
- withholding taxes on REIT distributions	$3.3	30.2
- other	1.6	—
Future - operations and sales	4.9	(0.2)
Capital and other tax	—	(0.4)

	$9.8	29.6

During the second quarter of 2004, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income for the year ended December 31, 2004.
During the fourth quarter of 2005, as a result of changes in foreign tax law, the Corporation determined that its estimate of a foreign withholding tax liability in the amount of $7.8 million should be reduced to $nil.
a.	The provision for taxes on income differs from the provision computed at statutory rates as follows:

For the years ended December 31	2005	2004

Income tax provision computed at Canadian combined federal and provincial statutory rates	$(27.6)	(22.1)
Foreign operations taxed at lower rates	25.5	12.6
Non-taxable portion of capital gains and losses	—	1.4
Reduction of withholding tax liability	7.8	34.8
Capital and other taxes	—	(0.4)
Other	4.1	3.3

Total tax recovery	$9.8	29.6

TRIZEC CANADA INC.	58	NOTES TO FINANCIAL STATEMENTS

b. Components of future income tax assets and (liabilities) of the Corporation at December 31 are as follows:

	2005	2004

Provision for losses and operating and capital losses	$242.6	209.4
Investments and other	(130.1)	(105.6)

	$112.5	103.8

11. PER SHARE AMOUNTS
The following table sets forth the computation of basic and diluted income per share amounts.

For the years ended December 31	2005	2004

Numerator:
Income from continuing operations	$25.3	62.8
Discontinued operations	61.0	28.0
Net income	86.3	90.8

Denominator for income per share (in millions):
Weighted average shares outstanding	59.9	59.9
Impact of dilutive potential shares resulting from share purchase options	—	—

Denominator for diluted per share amounts	59.9	59.9

Income per share
Basic and diluted
Continuing operations	$0.42	1.05
Discontinued operations	1.02	0.47
Net income	1.44	1.52

None of the 0.8 million share purchase options outstanding at December 31, 2005 and 2004, had a dilutive effect on the per share amounts presented.
12. SHARE-BASED COMPENSATION ARRANGEMENTS
a. Share purchase options
At December 31, 2005, the Corporation has a stock option plan in which options were granted to directors, officers and key employees to purchase subordinate voting shares of the Corporation at prices, in Canadian dollars, which were not below the market price of the shares at the time of the granting of the options. There are stock options outstanding, expiring at various dates to January 2009, with a weighted average number of years remaining at December 31, 2005 of 1.8 years.

TRIZEC CANADA INC.	59	NOTES TO FINANCIAL STATEMENTS

The following summarizes the outstanding Trizec Canada share purchase options at December 31, 2005:

millions of options

Outstanding and Exercisable at end of year consists of
Price range C$22.75 — C$24.29, weighted average price of C$23.74, weighted average remaining life of 2.0 years	0.4
Price range C$24.40 — C$28.62, weighted average price of C$25.01, weighted average remaining life of 1.5 years	0.4

Weighted average price of C$24.33	0.8

b. Stock-based compensation
The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation would be $0.3 million for the year ended December 31, 2005 (2004 – $0.3 million). This would result in a pro forma net income per share of $1.44 for the year ended December 31, 2005 (2004 – $1.51). This compares with net income per share, as reported, of $1.44 for the year ended December, 31, 2005 (2004 — $1.52). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.
13. CONTINGENCIES
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2005 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.
In addition, the Corporation had provided a certain indemnification, which expired at the end of December 2005, related to the sale during 2003 of its interest in the TriGranit joint venture. During the fourth quarter of 2005, the Corporation received notice that a claim has been made under this indemnification in the amount of approximately $2.0 million (€1.7 million). The controlling shareholder of the Corporation is considered related to the party making the claim under the indemnification as a result of his indirect shareholdings in the claimant. The Corporation is of the view that the claim is without merit and intends to vigorously defend its position and accordingly, no amounts have been accrued in these financial statements at December 31, 2005.
The Corporation has also provided a certain indemnification, which expires on July 16, 2006, related to the sale during 2003 of a certain TriStannifer Developments’ property. The maximum amount of this indemnification cannot be reasonably estimated at this time.

TRIZEC CANADA INC.	60	NOTES TO FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
The Corporation’s consolidated financial statements, management’s discussion and analysis (“MD&A”) and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Corporation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators, including National Instrument 51-102. The consolidated financial statements and the information in the MD&A reflect management’s best estimates and judgements based on currently available information.
     The Corporation has developed and maintains a system of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information. The Audit Committee of the Board of Directors, comprised entirely of three independent directors, reviews the consolidated financial statements, MD&A, the system and adequacy of internal controls, the audit process and financial reporting with management and with the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited consolidated financial statements for publication.
     The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their audits and opinion on the consolidated financial statements.

/s/ B. Wickham	/s/ Colin Chapin

Robert B. Wickham	Colin J. Chapin
President	Senior Vice President and
Chief Financial Officer
Toronto, Canada
March 16, 2006
AUDITORS’ REPORT
To the Shareholders of Trizec Canada Inc.
We have audited the consolidated balance sheets of Trizec Canada Inc. as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
February 10, 2006

TRIZEC CANADA INC.	61

TRIZEC PROPERTIES — OFFICE PROPERTIES

		Year of		Owned	Occupancy
		completion/	Total area	area	weighted on
Name (Ownership)(1)	Location	renovation	(sq. ft.)	(sq. ft.)	owned area(2)

Core Markets
Atlanta
Interstate North Parkway	Atlanta, GA	1973/84/01	955,000	955,000	91.3%
Colony Square	Atlanta, GA	1970/73/95	837,000	837,000	88.3%
The Palisades	Atlanta, GA	1981/83/99	627,000	627,000	90.1%
One Alliance Center	Atlanta, GA	2001	558,000	558,000	99.9%
Midtown Plaza	Atlanta, GA	1984/85	504,000	504,000	87.7%

Total — Atlanta	(5 properties)		3,481,000	3,481,000	91.2%
Chicago
Two North LaSalle	Chicago, IL	1979/00	692,000	692,000	96.3%
10 South Riverside	Chicago, IL	1965/99	685,000	685,000	93.1%
120 South Riverside	Chicago, IL	1967/99	685,000	685,000	81.3%
550 West Washington	Chicago, IL	2000	372,000	372,000	70.1%

Total — Chicago	(4 properties)		2,434,000	2,434,000	87.1%
Dallas
Renaissance Tower	Dallas, TX	1974/92	1,739,000	1,739,000	86.5%
Bank One Center (50%)	Dallas, TX	1987	1,531,000	765,000	84.6%
Galleria Towers I, II and III	Dallas, TX	1982/85/91	1,418,000	1,418,000	89.6%
Plaza of the Americas (50%)	Dallas, TX	1980	1,176,000	588,000	68.4%

Total — Dallas	(4 properties)		5,864,000	4,510,000	84.8%
Houston
Allen Center	Houston, TX	1972/78/80/95	3,184,000	3,184,000	88.5%
Cullen Center
Continental Center I	Houston, TX	1984	1,098,000	1,098,000	75.2%
Continental Center II	Houston, TX	1971	449,000	449,000	87.4%
Kellogg Brown & Root Tower (50%)	Houston, TX	1978	1,048,000	524,000	84.1%
500 Jefferson	Houston, TX	1962/83	390,000	390,000	73.1%

Total — Houston	(5 properties)		6,169,000	5,645,000	84.3%
Los Angeles Area
Bank of America Plaza	Los Angeles, CA	1974	1,422,000	1,422,000	90.8%
Ernst & Young Plaza	Los Angeles, CA	1985	1,245,000	1,245,000	88.7%
Figueroa at Wilshire	Los Angeles, CA	1990	1,039,000	1,039,000	89.4%
Marina Towers (50%)	Los Angeles, CA	1971/76	381,000	191,000	87.3%
Landmark Square	Long Beach, CA	1991	443,000	443,000	86.1%

Total — Los Angeles Area	(5 properties)		4,530,000	4,340,000	89.2%
New York Area
One New York Plaza	New York, NY	1970/95	2,458,000	2,458,000	95.6%
The Grace Building (50%)	New York, NY	1971/02	1,518,000	758,000	99.3%
1411 Broadway (50%)	New York, NY	1970	1,146,000	572,000	97.6%
1065 Ave. of the Americas (99%)	New York, NY	1958	665,000	659,000	92.6%
1460 Broadway (50%)	New York, NY	1951/00	215,000	107,000	100.0%
Newport Tower	Jersey City, NJ	1990	1,061,000	1,061,000	76.1%

Total — New York Area	(6 properties)		7,063,000	5,615,000	92.3%

TRIZEC CANADA INC.	62

		Year of		Owned	Occupancy
		completion/	Total area	area	weighted on
Name (Ownership)(1)	Location	renovation	(sq. ft.)	(sq. ft.)	owned area(2)

Washington, D.C. Area
1200 K Street, N.W.	Washington, D.C.	1992	389,000	389,000	98.4%
2000 L Street, N.W.	Washington, D.C.	1968/98	383,000	383,000	98.8%
Victor Building (50%)	Washington, D.C.	2000	343,000	172,000	99.8%
2001 M Street (98%)	Washington, D.C.	1987	229,000	224,000	100.0%
1225 Connecticut, N.W.	Washington, D.C.	1968/94	217,000	217,000	98.0%
1400 K Street, N.W.	Washington, D.C.	1982/02	189,000	189,000	96.9%
1250 Connecticut, N.W.	Washington, D.C.	1964/96	172,000	172,000	93.9%
1250 23rd Street, N.W.	Washington, D.C.	1990	116,000	116,000	100.0%
2401 Pennsylvania	Washington, D.C.	1991	77,000	77,000	93.6%

Washington, D.C.	(9 properties)		2,115,000	1,939,000	98.1%

Bethesda Crescent	Bethesda, MD	1987	269,000	269,000	86.2%
Silver Spring Metro Plaza	Silver Spring, MD	1986	688,000	688,000	97.6%

Suburban Maryland	(2 properties)		957,000	957,000	94.4%

Two Ballston Plaza	Arlington, VA	1988	223,000	223,000	99.9%
1550 Wilson Boulevard	Arlington, VA	1983	136,000	136,000	84.2%
1560 Wilson Boulevard	Arlington, VA	1987	126,000	126,000	69.6%
12010 Sunrise Valley Drive	Reston, VA	1980	238,000	238,000	0.0%
One Reston Crescent	Reston, VA	2000	185,000	185,000	100.0%
Sunrise Tech Park	Reston, VA	1983/85	315,000	315,000	100.0%

Northern Virginia	(6 properties)		1,223,000	1,223,000	75.6%

Total — Washington, D.C. Area	(17 properties)		4,295,000	4,119,000	90.6%

Secondary Markets

Charlotte
Bank of America Plaza	Charlotte, NC	1974	891,000	891,000	99.3%
First Citizens Plaza	Charlotte, NC	1985	477,000	477,000	89.5%

Total — Charlotte	(2 properties)		1,368,000	1,368,000	95.9%

Minneapolis
Northstar Center	Minneapolis, MN	1916/62/86	813,000	813,000	71.6%

Total — Minneapolis	(1 property)		813,000	813,000	71.6%
Tulsa
Williams Center I & II	Tulsa, OK	1982/83	770,000	770,000	82.8%

Total — Tulsa	(1 property)		770,000	770,000	82.8%

Total	(50 properties)		36,787,000	33,095,000	88.2	%(3)

(1) The economic interest of Trizec Properties’ owning entity is 100% unless otherwise noted.
(2) Total occupancy as shown is weighted average based on owned area.
(3) The occupancy for the 100% owned properties was 88.2%. The occupancy for the real estate joint venture properties which is based on total area was 88.3%.

TRIZEC CANADA INC.	63

CORPORATE INFORMATION
Stock Exchange Listing
Toronto (TSX)
Trading Symbol
TZC.SV (effective May 3, 2006 — TZC)
Shares(millions)

Outstanding at December 31, 2005
Subordinate Voting	52.4
Multiple Voting	7.5

Total	59.9

Trizec Properties Common Stock indirectly owned:	59.9

Closing Price (TSX)
At December 31, 2005	$25.22
Share Trading by Quarter(TSX)

2005	Volume[1]	High	Low	Close	Dividend

First Quarter	5.9	$21.40	$18.45	$20.35	US$	0.20
Second Quarter	12.5	$22.93	$19.65	$22.00	US$	0.20
Third Quarter	9.0	$25.15	$21.55	$24.50	US$	0.20
Fourth Quarter	4.1	$25.22	$22.57	$25.22	US$	0.20

(1)	Millions of shares
Transfer Agent
Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
AnswerlineTM: (416) 643-5500
Toll free throughout North America: (800) 387-0825
E-mail: inquiries@cibcmellon.com
Investor Relations
Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone:   (416) 682-8600
Toll free within Canada and the United States:
(877) 239-7200
Facsimile:   (416) 364-5491
E-mail:      investor@trizeccanada.com
Web site:   www.trizeccanada.com
Contact:    Robert B. Wickham
                  President
Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings’ button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.

Trizec Properties, Inc.
Telephone: (312) 798-6000
Toll free within Canada and the United States: (800) 891-7017
E-mail:	investor.relations@trz.com
Web site:	www.trz.com
Contact:	Dennis C. Fabro
Senior Vice President, Investor Relations
Annual Meeting
The Annual and Special Meeting of Shareholders will be held on Thursday, May 25, 2006 at 10:00 a.m. EST, in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario.
Corporate Headquarters
Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, P.O. Box 800
Toronto, Ontario M5J 2T3
Telephone: 416-682-8600
Facsimile: 416-364-5491

TRIZEC CANADA INC.	64

DIRECTORS AND OFFICERS
Directors
Howard L. Beck, Q.C. (a)(b)
Toronto, Ontario
Corporate Director
C. William D. Birchall
Toronto, Ontario
Corporate Director
Dr. Alan R. Hudson (a)(b)
Toronto, Ontario
Lead, Access to Services and Wait Time Strategy
Health Results Team
Ontario Ministry of Health and Long-Term Care
Donald L. Lenz (a)(b)
Toronto, Ontario
Managing Director
Newport Partners LP
Peter Munk
Toronto, Ontario
Chairman and Chief Executive Officer
Trizec Canada Inc.
Robert B. Wickham
Toronto, Ontario
President
Trizec Canada Inc.
(a) Member of Audit Committee
(b) Member of Compensation, Corporate Governance and Nominating Committee
Officers
Peter Munk
Chairman and Chief Executive Officer
Robert B. Wickham
President
Colin J. Chapin
Senior Vice President, Chief Financial Officer
and Corporate Secretary
Richard M. Cecconi
Controller
William E. Jupp
Director, Financial Reporting
FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are: changes in national and local economic conditions, including those economic conditions in Trizec Properties, Inc.’s (“Trizec Properties”) seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of tenants of Trizec Properties; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions; Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs; material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates; the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; market conditions in existence at the time Trizec Properties’ sells assets; the possibility of change in law adverse to Trizec Canada; joint venture and partnership risks; and other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission. Such factors also include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated March 16, 2006.

TRIZEC CANADA INC.	65

www.trizeccanada.com